UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                             Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                          No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                          No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1. Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2022 and Report on Review of Interim Financial Information
2. 2Q22 Earnings Release
3. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 3, 2022

(Convenience Translation into English from the Original Previously Issued in Portuguese)
Ultrapar Participações S.A. Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2022 and Report on Review of Interim Financial Information
Deloitte Touche Tohmatsu Auditores Independentes Ltda.

1

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial Information

As of and for the Period Ended June 30, 2022

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Report on Review of Interim Financial Information for the Three and Six-month Period Ended June 30, 2022

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

3

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4º ao 12º andares - Golden Tower 04711-130 - São Paulo - SP Brasil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2022, which comprises the balance sheet as at June 30, 2022 and the related statements of profit and loss and of comprehensive income for the three and six-month periods then ended, and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the CVM.

4

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2022, prepared under the responsibility of the Company’s Management and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

Corresponding figures

The corresponding figures for the period ended June 30, 2021, presented for purposes of comparison, were previously reviewed by other independent auditors, who issued an unmodified report, dated August 3, 2022. The corresponding figures as of December 31, 2021, presented for purposes of comparison, were previously audited by other independent auditors, who issued an unmodified report, dated February 23, 2022.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 3, 2022

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

5

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of June 30, 2022 and December 31, 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Assets
Current assets
Cash and cash equivalents	5.a	1,552,841	21,533	4,707,303	2,280,074
Financial investments and hedge derivative financial instruments	5.b	293,043	142,065	1,372,777	1,804,122
Trade receivables	6.a	‐	‐	3,879,814	3,375,246
Reseller financing	6.b	‐	‐	544,124	582,562
Inventories	7	‐	‐	6,010,547	3,918,772
Recoverable taxes	8.a	1,968	862	1,128,582	1,061,227
Recoverable income and social contribution taxes	8.b	70,166	56,499	293,479	291,833
Dividends receivable		48	146,490	29	147
Other receivables	6.c; 9.a.1	98,930	105,513	101,451	56,205
Related parties	9.a	411,054	-	-	-
Prepaid expenses	11	8,578	7,548	143,126	98,024
Contractual assets with customers - exclusivity rights	12	‐	‐	579,389	555,052
		2,436,628	480,510	18,760,621	14,023,264
Assets held for sale	4	924,303	2,681,730	1,595,446	11,000,917
Total current assets		3,360,931	3,162,240	20,356,067	25,024,181

Non-current assets
Financial investments and hedge derivative financial instruments	5.b	‐	‐	621,317	379,277
Trade receivables	6.a	‐	‐	72,100	63,749
Reseller financing	6.b	‐	‐	441,753	415,472
Related parties	9.a	-	406,787	‐	490
Deferred income and social contribution taxes	10.a	109,400	72,402	812,078	571,755
Recoverable taxes	8.a	74	‐	1,202,282	1,046,798
Recoverable income and social contribution taxes	8.b	23,877	23,483	128,284	155,358
Escrow deposits	23.a	18	18	871,365	871,261
Indemnification asset - business combination	23.c	‐	‐	120,223	120,991
Other receivables	6.c; 9.a.1	900,000	‐	741,635	29,748
Prepaid expenses	11	2,277	1,748	64,891	71,368
Contractual assets with customers - exclusivity rights	12	‐	‐	1,646,153	1,524,174
Total long-term assets		1,035,646	504,438	6,722,081	5,250,441

Investments in subsidiaries, joint ventures and associates	13	8,823,653	8,266,396	117,193	78,593
Right-of-use assets, net	14	6,439	35,304	1,723,087	1,651,295
Property, plant and equipment, net	15	9,851	16,006	5,624,602	5,534,591
Intangible assets, net	16	251,785	252,585	1,751,169	1,471,256
Total non-current assets		10,127,374	9,074,729	15,938,132	13,986,176

Total assets		13,488,305	12,236,969	36,294,199	39,010,357

The accompanying notes are an integral part of the interim financial information.

6

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of June 30, 2022 and December 31, 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Liabilities
Current liabilities
Loans, financing and derivative financial instruments	17	‐	‐	324,278	618,327
Debentures	17	1,791,547	39,333	3,382,782	2,247,724
Trade payables	18.a	21,959	26,882	4,155,965	3,670,895
Trade payables - reverse factoring	18.b	‐	‐	2,524,828	2,119,059
Salaries and related charges	19	48,485	55,477	321,438	330,103
Taxes payable	20	2,173	1,096	211,579	229,176
Dividends payable	25	404,874	193,564	413,709	202,860
Income and social contribution taxes payable		84,189	‐	304,135	196,348
Post-employment benefits	21.b	237	237	21,170	21,082
Provision for asset retirement obligation	22	‐	‐	5,774	4,632
Provision for tax, civil and labor risks	23.a	‐	‐	37,518	119,942
Leases payable	14	1,861	6,129	206,645	188,832
Other payables		1,334	8,612	408,233	149,829
		2,356,659	331,330	12,318,054	10,098,809
Liabilities directly associated with assets held for sale	4	‐	‐	671,599	2,541,421
Total current liabilities		2,356,659	331,330	12,989,653	12,640,230

Non-current liabilities
Loans, financing and derivative financial instruments	17	‐	‐	5,178,368	8,672,547
Debentures	17	‐	1,724,866	4,221,353	4,839,045
Related parties	9.a	7,405	4,674	3,492	3,534
Deferred income and social contribution taxes	10.a	‐	‐	292	282
Post-employment benefits	21.b	2,162	2,000	197,017	194,637
Provision for asset retirement obligation	22	‐	‐	53,221	52,079
Provision for tax, civil and labor risks	23.a; 23.c	136,103	250	987,715	812,243
Leases payable	14	5,463	32,893	1,215,283	1,159,479
Subscription warrants - indemnification	24	42,742	51,296	42,742	51,296
Provision for liabilities of joint ventures	13	89,831	14,199	101	‐
Other payables		6,730	8,540	112,601	115,745
Total non-current liabilities		290,436	1,838,718	12,012,185	15,900,887

Equity
Share capital	25.a	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	44,997	34,043	44,997	34,043
Capital reserve		597,132	596,481	597,132	596,481
Treasury shares	25.c	(488,425)	(488,425)	(488,425)	(488,425)
Revaluation reserve on subsidiaries		4,064	4,154	4,064	4,154
Profit reserves		4,866,409	4,866,409	4,866,409	4,866,409
Retained earnings		456,160	‐	456,160	‐
Accumulated other comprehensive income		189,121	(422,138)	189,121	(422,138)
Cumulative translation adjustments		‐	304,645	‐	304,645
Equity attributable to:
Shareholders of the Company		10,841,210	10,066,921	10,841,210	10,066,921
Non-controlling interests in subsidiaries		‐	‐	451,151	402,319
Total equity		10,841,210	10,066,921	11,292,361	10,469,240
Total liabilities and equity		13,488,305	12,236,969	36,294,199	39,010,357

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries

Statements of Income

Periods ended June 30, 2022 and 2021

(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent				Consolidated
	Note	04/01/2022 to	01/01/2022 to	04/01/2021 to	01/01/2021 to	04/01/2022 to	01/01/2022 to	04/01/2021 to	01/01/2021 to
		06/30/2022	06/30/2022	06/30/2021	06/30/2021	06/30/2022	06/30/2022	06/30/2021	06/30/2021
Continuing operations				Re-presented	Re-presented			Re-presented	Re-presented
Net revenue from sales and services	26	‐	‐	‐	‐	36,879,377	68,382,668	26,346,286	48,376,042
Cost of products and services sold	27	‐	‐	‐	‐	(35,027,513)	(65,061,125)	(25,394,364)	(46,183,568)

Gross profit		‐	‐	‐	‐	1,851,864	3,321,543	951,922	2,192,474

Operating income (expenses)
Selling and marketing	27	‐	‐	‐	‐	(546,599)	(1,049,387)	(443,388)	(859,382)
General and administrative	27	2,184	(4,258)	(12,119)	(12,119)	(408,218)	(746,420)	(321,552)	(639,107)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	2,910	2,890	1	2	55,582	80,656	31,995	40,441
Other operating income (expenses), net	27	(1,254)	(1,246)	2,995	(19)	(136,878)	(239,198)	79,255	66,807

Operating income (loss) before financial result and share of profit (loss) of subsidiaries, joint ventures and associates		3,840	(2,614)	(9,123)	(12,136)	815,751	1,367,194	298,232	801,233
Share of profit (loss) of subsidiaries, joint ventures and associates	13	145,630	275,607	121,695	318,529	7,724	21,224	1,263	(10,874)
Income before financial result and income and social contribution taxes		149,470	272,993	112,572	306,393	823,475	1,388,418	299,495	790,359
Financial income	29	103,206	121,268	16,159	34,558	209,698	291,042	138,118	196,025
Financial expenses	29	(3,519)	(50,610)	(16,596)	(41,038)	(708,328)	(1,214,525)	(241,256)	(489,159)
Financial result, net	29	99,687	70,658	(437)	(6,480)	(498,630)	(923,483)	(103,138)	(293,134)
Income before income and social contribution taxes		249,157	343,651	112,135	299,913	324,845	464,935	196,357	497,225
Income and social contribution taxes
Current	10.b; 10.c	154,659	163,473	‐	‐	(85,163)	(163,637)	(151,910)	(254,697)
Deferred	10.b	(13,846)	(9,249)	199	(2,635)	157,356	212,573	80,724	72,854
		140,813	154,224	199	(2,635)	72,193	48,936	(71,186)	(181,843)
Net income from continuing operations		389,970	497,875	112,334	297,278	397,038	513,871	125,171	315,382
Discontinued operations
Net income (loss) from discontinued operations	4	62,897	407,244	(143,414)	(196,195)	62,897	407,244	(143,414)	(196,195)
Net income (loss) for the period		452,867	905,119	(31,080)	101,083	459,935	921,115	(18,243)	119,187
Income (loss) attributable to:
Shareholders of Ultrapar		452,867	905,119	(31,080)	101,083	452,867	905,119	(31,080)	101,083
Non-controlling interests in subsidiaries		‐	‐	‐	‐	7,068	15,996	12,837	18,104

Earnings per share from continuing operations (based on weighted average number of shares outstanding) – R$
Basic	30	0.3575	0.4564	0.1032	0.2732	0.3575	0.4564	0.1032	0.2732
Diluted	30	0.3555	0.4539	0.1027	0.2718	0.3555	0.4539	0.1027	0.2718
Earnings (loss) per share from discontinued operations (based on weighted average number of shares outstanding) – R$
Basic	30	0.0577	0.3733	(0.1318)	(0.1803)	0.0577	0.3733	(0.1318)	(0.1803)
Diluted	30	0.0573	0.3713	(0.1311)	(0.1794)	0.0573	0.3713	(0.1311)	(0.1794)
Total earnings (loss) per share (based on weighted average number of shares outstanding) – R$
Basic	30	0.4151	0.8297	(0.0286)	0.0929	0.4151	0.8297	(0.0286)	0.0929
Diluted	30	0.4129	0.8252	(0.0284)	0.0924	0.4129	0.8252	(0.0284)	0.0924

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

Periods ended June 30, 2022 and 2021

(In thousands of Brazilian Reais)

		Parent				Consolidated
		04/01/2022 to	01/01/2022 to	04/01/2021 to	01/01/2021 to	04/01/2022 to	01/01/2022 to	04/01/2021 to	01/01/2021 to
	Note	06/30/2022	06/30/2022	06/30/2021	06/30/2021	06/30/2022	06/30/2022	06/30/2021	06/30/2021
				Re-presented	Re-presented			Re-presented	Re-presented
Net income for the period		452,867	905,119	(31,080)	101,083	459,935	921,115	(18,243)	119,187
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net of taxes		377,310	611,703	225,832	105,906	377,252	611,749	225,839	105,913
Translation adjustments and hedge of net investments in foreign operations, net of taxes	13.a	(88,001)	(304,645)	(125,287)	(37,439)	(88,001)	(304,645)	(125,287)	(37,439)
Items that will not be subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits of subsidiaries, net of taxes		(444)	(444)	‐	‐	(444)	(444)	‐	‐
Income and social contribution taxes on actuarial losses of post-employment benefits of subsidiaries		‐	‐	561	561	‐	‐	561	561
Total comprehensive income for the period		741,732	1,211,733	70,026	170,111	748,742	1,227,775	82,870	188,222
Total comprehensive income for the period attributable to shareholders of Ultrapar		741,732	1,211,733	70,026	170,111	741,732	1,211,733	70,026	170,111
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		‐	‐	‐	‐	7,010	16,042	12,844	18,111

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

Periods ended June 30, 2022 and 2021

(In thousands of Brazilian Reais)

							Profit reserves						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Cumulative translation adjustments (i)	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Total equity
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(422,138)	304,645	‐	‐	10,066,921	402,319	10,469,240
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	‐	905,119	‐	905,119	15,996	921,115
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	611,259	(304,645)	‐	‐	306,614	46	306,660
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	611,259	(304,645)	905,119	‐	1,211,733	16,042	1,227,775
Issuance of shares related to the subscription warrants - indemnification		‐	‐	651	‐	‐	‐	‐	‐	‐	‐	‐	651	‐	651
Equity instrument granted	9.c; 25.b	‐	10,954	‐	‐	‐	‐	‐	‐	‐	‐	‐	10,954	‐	10,954
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(90)	‐	‐	‐	‐	90	‐	‐	‐	‐
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	‐	‐	‐	‐	4	‐	4	(4)	‐
Gain due to change in ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	‐	950	‐	950	(950)	‐
Capital increase attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	35,182	35,182
Interest on capital	25.d	‐	‐	‐	‐	‐	‐	‐	‐	‐	(450,003)	‐	(450,003)	‐	(450,003)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(1,438)	(1,438)
Balance as of June 30, 2022		5,171,752	44,997	597,132	(488,425)	4,064	792,533	4,073,876	189,121	‐	456,160	‐	10,841,210	451,151	11,292,361

10

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

Periods ended June 30, 2022 and 2021

(In thousands of Brazilian Reais)

							Profit reserves						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Cumulative translation adjustments (i)	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Total equity
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	‐	55,391	9,533,746	376,519	9,910,265
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	‐	101,083	‐	101,083	18,104	119,187
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	106,467	(37,439)	‐	‐	69,028	7	69,035
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	106,467	(37,439)	101,083	‐	170,111	18,111	188,222
Issuance of shares related to the subscription warrants - indemnification		‐	‐	1,371	‐	‐	‐	‐	‐	‐	‐	‐	1,371	‐	1,371
Equity instrument granted	9.c; 25.b	‐	7,550	‐	‐	‐	‐	‐	‐	‐	‐	‐	7,550	‐	7,550
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(92)	‐	‐	‐	‐	92	‐	‐	‐	‐
Prescribed dividends		‐	‐	‐	‐	‐	‐	‐	‐	‐	7,137	‐	7,137	‐	7,137
Gains arising from payments of fixed dividends to preferred shares of subsidiaries		‐	‐	‐	‐	‐	‐	‐	‐	‐	138	‐	138	(138)	‐
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	‐	‐	‐	‐	79	‐	79	(79)	‐
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(10,337)	(10,337)
Approval of additional dividends by the Shareholders’ Meeting		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(55,391)	(55,391)	‐	(55,391)
Balance as of June 30, 2021		5,171,752	29,954	595,420	(489,068)	4,245	750,010	3,658,265	(358,523)	194,157	108,529	‐	9,664,741	384,076	10,048,817

(i)	Cumulative translation adjustment from discontinued operation. The accumulated effects were reclassified to income as a result of the sale of Oxiteno (see note 4.b).

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

Periods ended June 30, 2022 and 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2022	06/30/2021	06/30/2022	06/30/2021
			Re-presented		Re-presented
Cash flows from operating activities from continuing operations
Net income from continuing operations		497,875	297,278	513,871	315,382
Adjustments to reconcile net income to cash provided by operating activities from continuing operations
Share of profit (loss) of subsidiaries, joint ventures and associates	13	(275,607)	(318,529)	(21,224)	10,874
Amortization of contractual assets with customers – exclusivity rights and right-of-use	12; 14	2,203	2,984	346,177	257,401
Depreciation and amortization	15; 16	909	3,030	359,056	321,998
Interest and foreign exchange rate variations		30,058	8,778	819,759	498,483
Current and deferred income and social contribution taxes	10.b	(154,225)	2,635	(48,936)	162,024
Gain (loss) on disposal of property, plant and equipment and intangible assets	28	(2,910)	(2)	(80,656)	(40,441)
Equity instrument granted		3,168	2,965	9,553	6,829
Provision for decarbonization - CBIO	27	‐	‐	306,361	64,920
Other provisions and others		2,876	1,569	43,618	(85,739)
		104,347	708	2,247,579	1,511,731
(Increase) decrease in assets
Trade receivables and reseller financing	6	‐	‐	(523,307)	(494,943)
Inventories	7	‐	‐	(2,094,566)	(855,041)
Recoverable taxes	8	(23,804)	5,460	(371,150)	(286,964)
Dividends received from subsidiaries, joint ventures and associates		206,442	479,726	117	124
Other assets		5,026	(32,070)	(120,196)	(11,414)
Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	18	(4,923)	9,065	852,019	979,531
Salaries and related charges	19	(6,992)	(9,872)	(8,665)	(4,316)
Taxes payable	20	1,077	(70)	(17,598)	(9,938)
Other liabilities		(8,785)	5,315	88,380	(77,791)
Acquisition of CBIO	16	‐	‐	(449,270)	(59,019)
Payments of contractual assets with customers - exclusivity rights	12	‐	‐	(310,972)	(83,632)
Income and social contribution taxes paid		‐	‐	(138,337)	(100,311)
Net cash provided by (used in) operating activities from continuing operations		272,388	458,262	(845,966)	508,017
Net cash provided by operating activities from discontinued operations		‐	‐	39,387	770,055
Net cash provided by (used in) operating activities		272,388	458,262	(806,579)	1,278,072

The accompanying notes are an integral part of the interim financial information.

12

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

Periods ended June 30, 2022 and 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
		06/30/2022	06/30/2021	06/30/2022	06/30/2021
			Re-presented		Re-presented
Cash flows from investing activities
Financial investments, net of redemptions	5.b	(117,830)	(116,065)	733,389	1,692,566
Acquisition of property, plant and equipment and intangible assets	15; 16	(162)	(11,805)	(479,323)	(542,533)
Receipt of intercompany loan owed by Oxiteno S.A. to Ultrapar International	1.b.2	‐	‐	3,980,699	-
Cash provided by disposal of investments and assets	1.b.2	2,212,298	‐	2,313,111	68,437
Capital increase in subsidiaries, associates and joint ventures	13	(313,508)	(75,011)	(15,998)	(22,000)
Net effect of investment purchase and sale transactions		(212,368)
Transactions with discontinued operations		‐	‐	987,895	‐
Related parties	9.a	‐	350,669	‐	(19,405)
Net cash provided by investing activities from continuing operations		1,568,430	147,788	7,519,773	1,177,065
Net cash used by investing activities from discontinued operations		‐	‐	(198,410)	(176,973)
Net cash provided by investing activities		1,568,430	147,788	7,321,363	1,000,092
Cash flows from financing activities
Loans and debentures
Proceeds	17	‐	‐	969,580	449,471
Repayments	17	‐	(1,000,000)	(4,104,533)	(1,370,045)
Interest and derivatives paid	17	(70,758)	(69,923)	(678,882)	(343,016)
Payments of lease
Principal	14	(2,881)	(4,030)	(187,205)	(158,794)
Interest paid	14	(52)	(101)	(6,868)	(5,367)
Dividends paid		(238,694)	(477,408)	(241,080)	(488,600)
Capital increase made by non-controlling interests and redemption of shares		‐	‐	21,586	‐
Related parties		2,875	468	403	(129)
Net cash used in financing activities from continuing operations		(309,510)	(1,550,994)	(4,226,999)	(1,916,480)
Net cash used in financing activities from discontinued operations		‐	‐	(171,881)	(167,522)

Net cash used in financing activities		(309,510)	(1,550,994)	(4,398,880)	(2,084,002)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐	‐	(19,579)	11,075
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		‐	‐	(19,315)	(6,444)
Increase (decrease) in cash and cash equivalents - continuing operations		1,531,308	(944,944)	2,427,229	198,793
Decrease in cash and cash equivalents - discontinued operations		‐	‐	(350,219)	‐
Cash and cash equivalents at the beginning of the period - continuing operations	5.a	21,533	948,649	2,280,074	2,661,494
Cash and cash equivalents at the beginning of the period - discontinued operations		‐	‐	387,980	‐
Cash and cash equivalents at the end of the period - continuing operations	5.a	1,552,841	3,705	4,707,303	2,860,287
Cash and cash equivalents at the end of the period - discontinued operations		‐	‐	37,761	‐
Non-cash transactions:
Addition on right-of-use assets and leases payable	14.a	‐	2,486	252,232	103,455
Addition on contractual assets with customers - exclusivity rights	12	‐	‐	40,564	158,306
Reversal fund - private pension	21.a	‐	‐	3,107	3,706
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	24	651	1,371	651	1,371

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

Periods ended June 30, 2022 and 2021

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	06/30/2022%		06/30/2021%		06/30/2022%		06/30/2021%
				Re-presented				Re-presented
Revenue
Gross revenue from sales and services, except rents and royalties	26	‐		‐		70,971,920		50,714,868
Rebates, discounts and returns	26	‐		‐		(717,949)		(643,115)
Reversal (loss) allowance for expected credit losses	6	‐		‐		(22,545)		6,436
Amortization of contractual assets with customers - exclusivity rights	12	‐		‐		(205,028)		(128,879)
Gain (loss) on disposal of assets and other operating income, net	27; 28	1,644		(17)		(158,542)		107,248
		1,644		(17)		69,867,856		50,056,558
Materials purchased from third parties
Raw materials used		‐		‐		(1,204,053)		(760,711)
Cost of products and services sold		‐		‐		(63,854,239)		(46,093,574)
Materials, energy, third-party services and other		110,455		73,821		(1,291,577)		(768,179)
Provision for losses of assets		‐		‐		11,999		407
		110,455		73,821		(66,337,870)		(47,622,057)
Gross value added		112,099		73,804		3,529,986		2,434,501

Retentions
Depreciation and amortization of intangible assets and right-of-use assets	14.a; 15; 16	(3,112)		(6,014)		(500,205)		(450,519)
Net value added produced by the Company		108,987		67,790		3,029,781		1,983,982

Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures and associates	13	275,607		318,529		21,224		(10,874)
Rents and royalties	26	‐		‐		59,161		50,276
Financial income	29	121,268		34,558		291,042		196,025
		396,875		353,087		371,427		235,427
Value added from continuing operations available for distribution		505,862		420,877		3,401,208		2,219,409
Value added from discontinued operations available for distribution		327,979		(196,195)		693,336		584,066
Total added value available for distribution		833,841		224,682		4,094,544		2,803,475
Distribution of value added
Personnel and related charges		87,611	11	65,984	29	760,982	18	871,692	31
Taxes, fees, and contributions		(141,093)	(17)	14,968	7	993,987	24	652,107	23
Financial expenses and rents		61,469	7	42,647	19	1,132,368	28	380,228	14
Retained earnings		497,875	60	297,278	132	513,871	13	315,382	11
Value added from continuing operations distributed		505,862	61	420,877	187	3,401,208	83	2,219,409	79
Value added from discontinued operations distributed		327,979	39	(196,195)	(87)	693,336	17	584,066	21
Value added distributed		833,841	100	224,682	100	4,094,544	100	2,803,475	100

The accompanying notes are an integral part of the interim financial information.

14

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

1 Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 31. The activities related to the production and marketing of chemical products (“Oxiteno”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”) are presented as discontinued operations (see Note 4).

This interim financial information was authorized for issuance by the Board of Directors on August 3, 2022.

a. Principles of consolidation and investments in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

15

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2. Investments in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share capital
			06/30/2022		12/31/2021
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A. (1)	Brazil	Ultragaz	-	99	-	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (2)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda. (3)	Brazil	Ultragaz	-	100	-	100
LPG International Inc. (3)	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A. (4)	Brazil	Extrafarma	-	100	-	100
UVC Investimentos Ltda.	Brazil	Others	-	99	-	99
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Others	100	-	100	-
Oxiteno S.A. Indústria e Comércio (5)	Brazil	Oxiteno	-	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	-	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	-	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	-	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	-	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	-	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	-	-	100
Oxiteno USA LLC	United States	Oxiteno	-	-	-	100
Global Petroleum Products Trading Corp. (6)	British Virgin Islands	Oxiteno	-	-	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	-	-	100
Oxiteno Colombia S.A.S.	Colombia	Oxiteno	-	-	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	-	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	-	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A. (7)	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100
Ultracargo Vila do Conde Logística Portuária S.A. (8)	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-

The percentages in the table above are rounded.

16

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(1)	On August 1, 2022, the indirect subsidiary Companhia Ultragaz S.A. (“Ultragaz”), started being directly controlled by Ultrapar.
(2)	Non-operating company in closing phase.
(3)	On July 1, 2022, the indirect subsidiaries Bahiana Distribuidora de Gás Ltda. (“Bahiana”) and LPG International Inc. (“LPG”) started being controlled by Ultragaz.
(4)	On May 18, 2021, the Company announced the signing of an agreement for the sale of all shares of Extrafarma to Pague Menos. As of December 31, 2021, the Company reclassified the subsidiary's balances to “assets and liabilities held for sale”. For more details, see note 4.c.1.
(5)	On August 16, 2021, the Company announced the signing of an agreement for the sale of its interest in Oxiteno S.A. to Indorama. As of December 31, 2021, the Company reclassified the subsidiary’s balances to “assets and liabilities held for sale”. On April 1, 2022, the transaction was consummated.
(6)	On January 27, 2022, the subsidiary Global Petroleum Products Trading Corp (“GPPT”) was dissolved.
(7)	In April 2021, the name of subsidiary Terminal Químico de Aratu S.A - Tequimar was changed to Ultracargo Logística S.A. (“Ultracargo Logística”).
(8)	On April 29, 2022, the name of subsidiary Tequimar Vila do Conde Logística Portuária S.A was changed to Ultracargo Vila do Conde Logística Portuária S.A.

  Main events that occurred in the period

b.1 Clarifications on the impacts of the military conflicts between Russia and Ukraine

On February 24, 2022 there was a full-scale military invasion of Ukraine by Russian troops. Since then, global markets have experienced volatility and disruption following the escalation of geopolitical tensions and the onset of military conflict between these countries. While the duration and the impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has and may lead to market disruptions and significant volatility in commodity prices, including crude oil, which may affect the prices of petroleum-based fuel and the demand in the markets in which we operate. Furthermore, the governments of the United States and other countries have imposed economic sanctions on Russia, including politicians and corporate and banking entities. These sanctions, or even the threat of further sanctions, may lead Russia to take countermeasures or retaliatory actions, which may lead to further disruptions in the market and an increase in crude oil prices globally, which may negatively impact our business and operations.

In addition, any new global financial crisis could have a negative impact on our borrowing cost and on our ability to obtain future borrowings. Disruptions in the financial markets could also lead to a reduction in available commercial credit due to liquidity concerns of the counterparties. If we experience a decrease in demand for our products or an increase in the default rate on our receivables, or if we are unable to obtain borrowings, our business, financial condition and results of operations could be adversely affected.

b.2 Conclusion ("closing") of Oxiteno S.A. sale agreement

On August 16, 2021, the Company signed the agreement for the sale of all shares of Oxiteno S.A. – Indústria e Comércio (“Oxiteno S.A.”) to Indorama Ventures PLC (“Indorama”). On March 7, 2022, the Administrative Council for Economic Defense (CADE) approved the transaction without restrictions. On April 1, 2022, all conditions precedent were met and the transaction was completed. The initial payment of US$ 1,150 million (equivalent to R$ 5,448 million)(1), adjusted for variations in working capital and net debt position of US$ 176 million (equivalent to R$ 834 million)(1), resulted in a total initial payment of US$ 1,326 (equivalent to R$ 6,282 million)(1), made on April 1, 2022. The final payment of US$ 150 million will be made in April 2024. This amount is still subject to final adjustments to working capital and net debt, as per note 4.b. The Company held a 100% interest in Oxiteno S.A.

(1) Amount converted into reais at the exchange rate on the closing date of the transaction (US$ 1.00 to R$ 4.7372).

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.3 Approval of Extrafarma share purchase and sale agreement by CADE

On May 18, 2021 the Company signed the agreement for the sale of all shares of Extrafarma held by subsidiary IPP to Empreendimentos Pague Menos S.A. (“Pague Menos”). On June 22, 2022, CADE approved the transaction, through the execution of a Merger Control Agreement (“Acordo em Controle de Concentrações - ACC”), providing for the divestment of 8 Extrafarma stores, which did not result in change in the enterprise value. For more information, see Note 34.a.

2 Basis of preparation and presentation of the interim financial information

The  individual and consolidated interim financial information ("quarterly information"), identified as Parent and Consolidated was prepared in accordance with the International Accounting Standard ("IAS") 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

All relevant specific information of the interim financial information, and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The Company reviews its judgments, estimates and assumptions on an ongoing basis, as disclosed in the financial statements for the year ended December 31, 2021. No material changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2021.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	deemed cost of property, plant and equipment.

The main accounting policies applied in the preparation of this interim financial information are set out in Note 3. The interim financial information was prepared considering the going concern assumption.

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

3. Summary of significant accounting policies

This interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices. This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2021, since its objective is to provide an update of the significant activities, events and circumstances in relation to those individual and consolidated financial statements. Therefore, this interim financial information focuses on new activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain a certain information.

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. There have been no changes with respect to such policies and methods for calculating estimates, except for the new accounting policies presented in note 3.a.

     a.   New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated interim financial information, are described below. The Company and its subsidiaries intend to adopt these new standards, amendments and interpretations, if applicable, when they become effective and do not expect to have a material impact arising from their application in its individual and consolidated interim financial information.

     a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on January 1, 2022, had no significant impact on the interim financial information for the three-month period ended June 30, 2022:

  Amendments to IFRS 3 - Reference to the Conceptual Framework
  Amendments to IAS 16 - Property- Plant and Equipment - Proceeds before Intended Use
  Amendments to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract
  Annual Improvements to the IFRSs Cycle 2018 - 2020 - Amendments to IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 9 - Financial instruments and IFRS 16 - Leases
  Covid-19-Related Rent Concessions after June 30, 2021 - Amendments to IFRS 16

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

     a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations to IFRSs issued by the IASB were not adopted because they were not effective in the period ended June 30, 2022, and the Company does not expect to have significant impact on the future financial statements and/or interim financial information:

  Interest Rate Benchmark Reform - Phase 2 - Amendments to standards IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
  Amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 (amendments) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
  Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
  Amendments to IAS 1 and IFRS Practice Statement - Disclosure of Accounting Policies
  Amendments to IAS 8 - Definition of Accounting Estimates
  Amendments to IAS 12 - Deferred Tax Related to Assets and Liabilities arising from a Single Transaction

In order to be prepared for the transition of the IBORs, the Company is monitoring the pronouncements of the authorities, as well as the measures that have been adopted, aiming at the adaptation of the financial instruments to the new benchmarks. As of June 30, 2022, the Company and its subsidiaries do not have any operations linked to LIBOR. Therefore, the Company understands that there are not currently impacts from the LIBOR change on its operations.

4. Assets and liabilities of subsidiaries held for sale and discontinued operations

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar's portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In this context, the Company announced the contracts signing described below and, classified these transactions as assets and liabilities held for sale and discontinued operations.

The Company recognized deferred taxes related to Extrafarma's impairment accounting and allocated it to discontinued operations.

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a. Extrafarma share sale and purchase agreement and other agreements

On May 18, 2021, the Company announced the signing of an agreement for the sale of all shares of Extrafarma held by subsidiary IPP to Empreendimentos Pague Menos S.A. (“Pague Menos”). The total sale price is R$ 700 million, subject to adjustments due mainly to changes in working capital and Extrafarma's net debt position on the closing date of the transaction.

The transaction will be settled in three installments as follows: 50% on the closing date and 25% on each the first and the second anniversary of the closing date, monetarily updated by the Interbank Deposits Interest Rate (CDI) rate + 0.5% p.a., with a guarantee provided by a shareholder of Pague Menos for the last two installments.

Furthermore, preemptive rights were granted to Company's shareholders who wished to acquire Extrafarma's shares, proportionally to their respective interests in the Company's share capital and for the same price per share to be paid by Pague Menos, pursuant to article 253 of the Brazilian Corporate Law. The shareholders of the Company that exercised such right will become direct shareholders of Extrafarma after closing of the transaction. The company held a general shareholders’ meeting on June 25, 2021 in which it was formalized the offering of the aforementioned preemptive rights, detailing the procedures for its exercise, as applicable. The exercise period ended on July 29, 2021 and the total exercised was less than 1% of the Company's capital.

On June 22, 2022, CADE approved the sale, through the execution of a Merger Concentration Agreement ("ACC"), providing for the divestment of 8 Extrafarma stores, which will not result in a change in the enterprise value, of R$700 million, which remains, however, subject to adjustments mainly due to variations in working capital and Extrafarma's net debt position on the closing date of the transaction. For more information, see Note 1.b.3.

Extrafarma and Pague Menos will maintain their regular course of business, on an independent manner, until the closing date of the transaction.

As of December 31, 2021, the Company recorded an impairment in the amount of R$ 282,169, net of effects of deferred income and social contribution taxes, as allocated below:

Amount
Goodwill	68,273
Residual surplus value of fixed assets	160
Intangible assets arising from business combination	76,136
Property, plant and equipment	60,548
Right-of-use assets	38,957
Recoverable taxes	183,455
Impairment	427,529
Deferred income and social contribution taxes	(145,360)
Net impairment	282,169

In the six-month period ended June 30, 2022, the calculation of the impairment test of the assets was reassessed and no indication of additional impairment was identified.

21

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Oxiteno S.A. share purchase and sale agreement

On August 16, 2021, the Company announced the signing of a share purchase agreement for the sale of all shares of Oxiteno S.A. to Indorama. On April 1, 2022, the Company announced the conclusion of the transaction after approval by CADE without restrictions. For more information, see Note 1.b.2.

On June 30, 2022, the Company calculated the result from the conclusion of the transaction, considering the sales revenue, less write-off of the investment, plus transaction costs, as shown below:

Amount
Total value of Oxiteno’s purchase and sale agreement	6,994,191
Estimated working capital and net debt adjusments	18,465
Proceeds from settlement of intercompany loan held by Oxiteno S.A.	(3,980,702)
Adjustment to the present value on transaction closing date referring to installment deferred of settlement	(81,397)
Revenue from the sale of investments, net of adjustment to present value	2,950,557
Cost of write-off of investment	(2,118,949)
Cumulative translation adjustments, net of cash flow hedging losses, reclassified to income statement	(277,045)
Transaction costs	(77,843)
Provision for indemnities	(136,103)
Gain on disposal of investments before effect of cessation of depreciation	340,616
Cessation of depreciation	(51,372)
Gain with disposal of investments after effect of cessation of depreciation	289,244
Current income and social contribution taxes	(256,226)
Deferred income and social contribution taxes	46,247
Gain on disposal of investments, net	79,265

For more information, see Note 1.b.2

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Disclosure of the impacts of IFRS 5 (CPC 31) - Assets and liabilities held for sale and discontinued operations

The tables of assets and liabilities held for sale and discontinued operation are detailed below and include the financial position and profit or loss incurred throughout 2022 and 2021, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, investments in associates that are not part of the sales transaction, among others.

c.1 The main classes of assets and liabilities classified as held for sale as of June 30, 2022 are shown below:

Assets	Extrafarma	Eliminations (*)	Total
Current assets
Cash and cash equivalents	37,760	‐	37,760
Trade receivables	123,193	‐	123,193
Inventories	562,798	‐	562,798
Recoverable taxes	66,843	‐	66,843
Other assets	31,331	(4,582)	26,749
Total current assets	821,925	(4,582)	817,343
Non-current assets
Related parties	1,534	(1,534)	-
Deferred income and social contribution taxes	204,547	‐	204,547
Recoverable taxes	21,655	‐	21,655
Other assets	3,758	‐	3,758
Total long-term assets	231,494	(1,534)	229,960
Right-of-use assets, net	326,759	‐	326,759
Property, plant and equipment, net	144,131	‐	144,131
Intangible assets, net	77,253	‐	77,253
Total non-current assets	779,637	(1,534)	778,103
Total assets held for sale	1,601,562	(6,116)	1,595,446

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Liabilities	Extrafarma	Eliminations (*)	Total
Current liabilities
Trade payables	208,944	‐	208,944
Salaries and related charges	54,849	‐	54,849
Taxes payable	18,463	‐	18,463
Provision for tax, civil and labor risks	445	‐	445
Leases payable	72,186	‐	72,186
Other liabilities	8,024	(5,660)	2,364
Total current liabilities	362,911	(5,660)	357,251
Non-current liabilities
Post-employment benefits	317	‐	317
Provision for tax, civil and labor risks	2,016	‐	2,016
Leases payable	309,800	‐	309,800
Other liabilities	2,215	‐	2,215
Total non-current liabilities	314,348	‐	314,348
Total equity	924,303	(924,303)	‐
Total liabilities held for sale and equity	1,601,562	(929,963)	671,599

(*) Balances and transactions between the discontinued and continuing operations have been eliminated, mainly related to other receivables and other payables.

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 The results for the period and cash flows from discontinued operations for the six-month period ended June 30, 2022 are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	Ultrapar	06/30/2022
Net revenue from sales and services	2,039,287	1,046,448	(7,241)	‐	3,078,494
Cost of products and services sold	(1,580,000)	(720,460)	7,241	‐	(2,293,219)
Gross profit	459,287	325,988	‐	‐	785,275
Selling, marketing and administrative	(201,365)	(363,317)	‐	‐	(564,682)
Other operating income, net	10,736	(6,425)	‐	289,244	293,555
Operating income (loss)	268,658	(43,754)	‐	289,244	514,148
Share of profit (loss) of associates	(231)	‐	‐	‐	(231)
Income (loss) before financial result and income and social contribution taxes	268,427	(43,754)	‐	289,244	513,917
Financial result, net	23,153	(21,656)	54,431	‐	55,928
Income (loss) before income and social contribution taxes	291,580	(65,410)	54,431	289,244	569,845
Income and social contribution taxes	(16,924)	4,353	(18,507)	(209,979)	(241,057)
Net effect of cessation of depreciation (i)	51,372	27,084	‐	‐	78,456
Net income (loss) for the period	326,028	(33,973)	35,924	79,265	407,244

(*) Elimination between continuing and discontinued operations related to the intercompany loan between Ultrapar International and Oxiteno.

(i) As of January 1, 2022, the depreciation and amortization of assets classified as held for sale ceased, in compliance with item 25 of CPC 31/IFRS

The impact of the proceeds from the sale of Oxiteno in the total amount of R$ 6.2 billion was considered in the statement of cash flows as a continuing operation, comprising the sale of the investment of approximately R$2.3 billion and the receipt of the intercompany loan owed by Oxiteno S.A. to Ultrapar International in the approximate amount of R$3.9 billion.

	Oxiteno	Extrafarma	Eliminations	06/30/2022
Net cash (used in) provided by operating activities	(81,558)	(59,533)	180,478	39,387
Net cash (used in) provided by investing activities	1,011,736	(3,543)	(1,206,603)	(198,410)
Net cash (used in) provided by financing activities	(1,245,754)	47,729	1,026,144	(171,881)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(19,315)	-	-	(19,315)
Increase (decrease) in cash and cash equivalents	(334,891)	(15,347)	19	(350,219)

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2.1 In the Parent, the proceeds from the sale of Oxiteno and the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, had an impact of R$ 79,265, classified as income from discontinued operations in the consolidated financial statements. The income (loss) from discontinued operations consolidated was R$ 407,244 in the statement of income for the six-month period ended June 30, 2022.

c.3 The results and cash flows for the six-month period ended June 30, 2021, that were re-presented are shown below:

	06/30/2021	Discontinued operations				06/30/2021
	Originally presented	Oxiteno	Extrafarma	Eliminations	Total	Re-presented
	A				B	(A-B)
Net revenue from sales and services	52,476,338	3,108,719	1,003,700	(12,123)	4,100,296	48,376,042
Cost of products and services sold	(49,264,664)	(2,394,855)	(698,364)	12,123	(3,081,096)	(46,183,568)
Gross profit	3,211,674	713,864	305,336	‐	1,019,200	2,192,474
Selling, marketing and administrative	(2,300,612)	(455,757)	(346,366)	-	(802,123)	(1,498,489)
Gain (loss) on disposal of property, plant and equipment and intangibles	40,148	373	(666)	-	(293)	40,441
Impairment of assets	(394,675)	-	(394,675)	-	(394,675)	-
Other operating income, net	65,904	1,744	(2,647)	‐	(903)	66,807
Operating income (loss)	622,439	260,224	(439,018)	‐	(178,794)	801,233
Share of profit (loss) of associates	(10,941)	(67)	‐	‐	(67)	(10,874)
Income (loss) before finance result and income and social contribution taxes	611,498	260,157	(439,018)	‐	(178,861)	790,359
Financial result, net	(336,436)	(182,540)	(21,878)	161,116	(43,302)	(293,134)
Income (loss) before income and social contribution taxes	275,062	77,617	(460,896)	161,116	(222,163)	497,225
Income and social contribution taxes	(155,875)	(17,908)	98,656	(54,780)	25,968	(181,843)
Net income (loss) from continuing operations	‐	‐	‐	‐	‐	315,382
Net income (loss) from discontinued operations	‐	‐	‐	‐	(196,195)	(196,195)
Net income (loss) for the period	119,187	59,709	(362,240)	106,336	(196,195)	119,187
Depreciation and amortization of intangibles and of right-of-use assets (i)	668,400	145,654	75,922	‐	221,576	446,824

(i) Balances included for a complete breakdown of segment information.

	06/30/2021	Discontinued operations				06/30/2021
	Originally presented	Oxiteno	Extrafarma	Eliminations	Total	Re-presented
	A				B	(A-B)
Net cash (used in) provided by operating activities	1,278,072	788,334	(15,700)	(2,579)	770,055	508,017
Net cash (used in) provided by investing activities	1,000,092	(156,795)	(20,178)	‐	(176,973)	1,177,065
Net cash (used in) provided by financing activities	(2,084,002)	(464,927)	(12,444)	309,849	(167,522)	(1,916,480)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	4,631	(6,444)	‐	‐	(6,444)	11,075
Increase (decrease) in cash and cash equivalents	198,793	160,168	(48,322)	307,270	419,116	(220,323)

c.3.1 Share of profit (loss) of investees Oxiteno and Extrafarma, net of related parties, was re-presented as discontinued operations in the total amount of R$ (196,195) in the statement of income for 2021.

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

5 Cash and cash equivalents, financial investments and derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, and in short-term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified based on business model of financial assets of the Company and its subsidiaries and are disclosed on note 32.j.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 6,701,397 as of June 30, 2022 (R$ 4,463,473 as of December 31, 2021) and are as follows:

a.              Cash and cash equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Cash and bank deposits
In local currency	1,934	2,554	274,096	317,907
In foreign currency	‐	‐	19,653	16,640
Financial investments considered cash equivalents
In local currency
Fixed-income securities	1,550,907	18,979	4,411,337	1,943,164
In foreign currency
Fixed-income securities	‐	‐	2,217	2,363
Total cash and cash equivalents	1,552,841	21,533	4,707,303	2,280,074

27

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial investments and derivative financial instruments

The financial investments which are not classified as cash and cash equivalents are presented as follows:

	Parent		Consolidated
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Financial investments
In local currency
Fixed-income securities and funds	293,043	142,065	784,812	1,607,608
In foreign currency
Fixed-income securities and funds	‐	‐	417,371	103,239
Currency and interest rate hedging instruments (a)	‐	‐	791,911	472,552
Total financial investments and derivative financial instruments	293,043	142,065	1,994,094	2,183,399
Current	293,043	142,065	1,372,777	1,804,122
Non-current	‐	‐	621,317	379,277

(a)  Accumulated gains, net of income tax (see Note 32.i).

6 Trade receivables, reseller financing and other receivables (Consolidated)

a. Trade receivables

The breakdown of trade receivables is as follows:

	06/30/2022	12/31/2021
Domestic customers	4,332,688	3,805,756
Domestic customers - related parties (see note 9.a.2)	-	57
Foreign customers	3,566	3,137
Foreign customers - related parties (see note 9.a.2)	3,418	4,400
	4,339,672	3,813,350
(-) Allowance for expected credit losses	(387,758)	(374,355)
Total	3,951,914	3,438,995
Current	3,879,814	3,375,246
Non-current	72,100	63,749

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2022	4,339,672	3,623,456	102,440	33,646	24,880	46,694	508,556
12/31/2021	3,813,350	3,131,528	90,024	33,255	24,804	23,903	509,836

The breakdown of allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2022	387,758	22,935	2,133	2,239	2,264	14,988	343,199
12/31/2021	374,355	21,962	1,595	3,049	2,761	14,926	330,062

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2021	374,355
Additions	95,743
Reversals	(66,358)
Write-offs	(15,982)
Balance as of June 30, 2022	387,758

For more information on the allowance for expected credit losses, see Note 32.d.3.

b. Reseller financing

The breakdown of reseller financing is comprised as follows:

	06/30/2022	12/31/2021

Reseller financing – Ipiranga	1,169,771	1,183,312
(-) Allowance for expected credit losses	(183,894)	(185,278)
	985,877	998,034
Current	544,124	582,562
Non-current	441,753	415,472

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2022	1,169,771	754,034	8,176	3,558	7,981	19,200	376,822
12/31/2021	1,183,312	770,008	19,260	24,290	14,373	26,685	328,696

The breakdown of the loss allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2022	183,894	6,600	2,014	207	2,168	8,106	164,799
12/31/2021	185,278	1,514	6,410	8,697	6,255	9,892	152,510

Movements in allowance for expected credit losses are as follows:

Balance as of December 31, 2021	185,278
Additions	24,695
Reversals	(24,364)
Write-offs	(1,715)
Balance as of June 30, 2022	183,894

For more information on the allowance for expected credit losses, see Note 32.d.3.

c. Other receivables (Consolidated)

The breakdown of other receivables is comprised as follows:

	06/30/2022	12/31/2021
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	785,610	-
(-) Adjustment to present value - sale of investments (ii)	(78,132)	-
Other receivables	135,608	85,953
	843,086	85,953
Current	101,451	56,205
Non-current	741,635	29,748

(i)	Refers to the final installment of the sale of Oxiteno, on amount of USD 150 million due in 2024. In May 2022, the parent Ultrapar made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Oxiteno to Ultrapar International.
(ii)	The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.1741%. The amount on 30 June includes present value realization and exchange variation of transaction closing date until 30 June, 2022.

57

30

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

7 Inventories (Consolidated)

The breakdown of inventories, net of provision for losses, is shown as follows:

	06/30/2022	12/31/2021
Fuels, lubricants and greases	5,134,035	3,038,061
Raw materials	299,013	293,242
Liquified petroleum gas (LPG)	145,197	146,070
Consumable materials and other items for resale	206,811	115,275
Purchase for future delivery (1)	205,486	301,992
Properties for resale	20,005	24,132
	6,010,547	3,918,772

(1)	Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for losses are as follows:

Balance as of December 31, 2021	13,078
Reversal of provision for adjustment to realizable value	(752)
Additions of obsolescence and other losses	3,394
Balance as of June 30, 2022	15,720

8 Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	06/30/2022	12/31/2021
ICMS (a.1)	952,266	893,206
PIS and COFINS (a.2)	1,312,864	1,177,513
Valued-added tax (IVA) of foreign subsidiaries	‐	179
Others	65,734	37,127
Total	2,330,864	2,108,025
Current	1,128,582	1,061,227
Non-current	1,202,282	1,046,798

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

(i)	The subsidiaries IPP, Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Cia. Ultragaz, AMPM and Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 952,266 (R$ 893,206 as of December 31, 2021) recognized, mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), in the case of the subsidiaries IPP, Bahiana and Cia. Ultragaz and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than the actual operation practiced by the subsidiary IPP.

The amounts of recoverable ICMS are realized by the operation subjected to taxes itself, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

a.2 The recoverable PIS and COFINS is substantially related to:

(i)	The balance of PIS and COFINS includes credits recorded under Laws 10,637/2002 and 10,833/2003, as well as amounts arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis. For further details, see note 27.

The credit balance of PIS and COFINS is realized through the settlement of own debts in subsequent months or with other debts managed by the Receita Federal and social securitywhen allowed by law. Management estimates the realization of these credits within up to 5 years.

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments, with Management estimating the realization of these credits within up to 5 years.

	Consolidated
	06/30/2022	12/31/2021
IRPJ and CSLL	421,763	447,191
Current	293,479	291,833
Non-current	128,284	155,358

32

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

 9 Related parties

a. Related parties

The balances and transactions between the Company and its related parties are disclosed below:

a.1 Parent

	06/30/2022
	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial income (expenses)
Ipiranga Produtos de Petróleo S.A.	411,054 (1)	942,514 (2)	‐	33	24,808 (1)
Cia Ultragaz S.A.	‐	15,684	‐	‐	‐
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	‐	5,409	4,530	404	‐
Ultracargo Logística S.A.	‐	4,940	‐	‐	‐
Eaí Clube Automobilista S.A.	‐	606	‐	‐	‐
UVC Investimentos Ltda.	‐	38	‐	‐	‐
am/pm Comestíveis Ltda.	‐	225	‐	‐	‐
Iconic Lubrificantes S.A.	‐	3	‐	‐	‐
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	‐	‐	‐	489	‐
Others	‐	‐	‐	43	‐
Total	411,054	969,419	7,405	969	24,808

	12/31/2021				06/30/2021
	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial income (expenses)
Ipiranga Produtos de Petróleo S.A.	406,787 (1)	71,585	‐	1,085	7,789 (1)
Cia Ultragaz S.A.	‐	11,060	‐	6,799	‐
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	‐	7,025	4,674	404	‐
Oxiteno S.A. Indústria e Comércio	‐	3,787	‐	2	‐
Ultracargo Logística S.A.	‐	2,798	‐	‐	‐
Eaí Clube Automobilista S.A.	‐	200	‐	‐	‐
UVC Investimentos Ltda.	‐	21	‐	‐	‐
am/pm Comestíveis Ltda.	‐	146	‐	‐	‐
Iconic Lubrificantes S.A.	‐	11	‐	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	‐	293	‐	322	‐
Others	‐	‐	‐	1	‐
Total	406,787	96,926	4,674	8,613	7,789

(1) In March 2021, the subsidiary IPP carried out its nineth private offering in one single series of 400,000 debentures at face value of R$ 1,000.00 (thousand Brazilian Reais) each, nonconvertible into shares, unsecured, with maturity on March 31, 2024 and semiannual interest linked to DI, fully subscribed by the Company. The amount was received on July 28, 2022.

(2) Substantially composed of the partial advance in the amount of R$ 900,000 in which the Ultrapar, through the purchase and sale agreement, acquires Ultragaz from the subsidiary Ipiranga. The referred transaction of sale and purchase was realized between companies under common control, where the Parent company takes direct control of Ultragaz, as such, IFRS 3 – Business Combinations is not applied.

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	06/30/2022
	Loans (1)	Commercial transactions		Trading transactions
	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	395	‐	115,698
União Vopak Armazéns Gerais Ltda.	‐	‐	‐	392	‐
Latitude Logística Portuária S.A.	‐	‐	260	‐	‐
Nordeste Logística I S.A.	‐	‐	23	‐	‐
Nordeste Logística III S.A.	‐	‐	11	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	109	‐	799
Chevron Latin America Marketing LLC (2)	‐	31	‐	‐	‐
Chevron Lubricants Oils S.A. (2)	‐	142	-	475	‐
Chevron Marine Products (2)	‐	3,025	‐	6,773	‐
Chevron Oronite Brasil LTDA. (2)	‐	‐	105,229	‐	68,798
Chevron Products Company (2)	‐	‐	‐	‐	315,678
Chevron Belgium NV (2)	‐	‐	30,306	‐	3,492
Chevron Petroleum CO Colombia (2)	‐	220	‐	220	‐
Others (1)	617	‐	‐	‐	‐
Total	3,492	3,418	136,333	7,860	504,465

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders and other related parties of the Iconic.

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2021				06/30/2021
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	‐	90,761	‐	304,996
ConectCar Soluções de Mobilidade Eletrônica S.A.	‐	‐	‐	‐	600	38
União Vopak Armazéns Gerais Ltda.	‐	‐	57	‐	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	204	‐	246	407
Chevron Brasil Óleos Básicos LTDA (2)	‐	‐	‐	‐	‐	‐
Chevron Lubricants Lanka PLC (2)	‐	‐	‐	‐	164	‐
Chevron Lubricants Oils S.A. (2)	‐	‐	319	‐	415	‐
Chevron Marine Products (2)	‐	‐	3,663	‐	4,475	‐
Chevron Oronite Brasil LTDA. (2)	‐	‐	‐	53,378	‐	81,193
Chevron Products Company (2)	‐	‐	‐	158,557	‐	332,106
Chevron Belgium NV (2)	‐	‐	‐	821	‐	3,861
Chevron Petroleum CO Colombia (2)	‐	‐	214	‐	‐	‐
Others (1)	490	659	‐	‐	‐	‐
Total	490	3,534	4,457	303,517	5,900	722,601

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders and other related parties of the Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. The operations of ConectCar refer to services provided. In the opinion of the Company’s and its subsidiaries’ Management, transactions with related parties are not subject to settlement risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and associates are mentioned in Note 17.

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. For more details about post-employment benefits see Note 21.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	06/30/2022	06/30/2021
Short-term compensation	29,044	21,657
Stock compensation	7,018	6,217
Post-employment benefits	1,357	1,335
Total	37,419	29,209

c. Stock plan (Consolidated)

Since 2003 Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial grant of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the grants was determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	66,664	2023	32.72	9,025	(8,738)	287
Balance as of June 30, 2022	66,664			9,025	(8,738)	287

For the six-month period ended June 30, 2022, the amortization in the amount of R$ 298 (reversal of R$ 1,248 in the six-month period ended June 30, 2021 – re-presented) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance as of December 31, 2021	133,332
Shares vested and transferred to the executives	(66,668)
Balance as of June 30, 2022	66,664

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a new incentive plan based on shares (“Plan”), which establishes the general terms and conditions for the granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	November 8, 2017	2,340	2022	38.19	443	(433)	10
Restricted	April 4, 2018	5,550	2023	34.35	1,069	(1,015)	53
Performance	April 4, 2018	5,550	2023	34.35	356	(303)	54
Restricted	September 19, 2018	80,000	2024	19.58	2,161	(1,350)	811
Restricted	September 24, 2018	80,000	2024	18.40	2,030	(1,269)	761
Restricted	April 3, 2019	73,148	2023 and 2024	23.25	4,743	(3,893)	850
Performance	April 3, 2019	73,148	2023 and 2024	23.25	3,122	(2,272)	850
Restricted	September 2, 2019	320,000	2025	16.42	7,247	(3,422)	3,825
Restricted	April 1, 2020	179,004	2023 to 2025	12.53	4,238	(2,515)	1,723
Performance	April 1, 2020	219,230	2023 to 2025	12.53	4,178	(2,454)	1,724
Restricted	September 16, 2020	300,000	2026	23.03	9,530	(2,912)	6,618
Restricted	April 7, 2021	407,643	2024	21.00	16,008	(6,670)	9,338
Performance	April 7, 2021	411,219	2024	21.00	16,008	(6,670)	9,338
Restricted	September 22, 2021	1,000,000	2027	14.17	19,545	(2,715)	16,830
Restricted	April 6, 2022	764,322	2025	14.16	20,233	(1,686)	18,547
Performance	April 6, 2022	764,322	2025	14.16	20,233	(1,686)	18,547
		4,685,476			131,144	(41,265)	89,879

For the six-month period ended June 30, 2022, a general and administrative expense in the amount of R$ 14,199 was recognized in relation to the Plan (R$ 8,546 for the six-month period ended June 30, 2021 – re-presented).

Balance as of December 31, 2021	4,415,294
Shares granted on April 6, 2022	1,528,644
Cancellation of granted shares due to termination of executive employment	(785,042)
Shares transferred (vesting)	(473,420)
Balance as of June 30, 2022	4,685,476

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

10 Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	46,424	57,924
Provision for tax, civil and labor risks	46,275	‐	220,135	188,236
Provision for post-employment benefits	815	760	75,532	73,335
Provision for differences between cash and accrual basis (i)	‐	‐	166,651	24,754
Goodwill	‐	‐	3,685	4,825
Business combination – tax basis vs. accounting basis of goodwill	‐	‐	18,559	18,699
Provision for asset retirement obligation	‐	‐	17,877	16,991
Provision for suppliers	4,980	6,354	87,327	39,364
Provision for profit sharing and bonus	7,092	9,541	36,841	44,876
Leases payable	301	1,264	50,793	41,463
Change in fair value of subscription warrants	8,284	10,957	8,284	10,957
Provision for deferred revenue	‐	‐	15,257	15,643
Other provisions	‐	85	2,860	2,769
Tax losses and negative basis for social contribution carryforwards (10.d)	41,653	43,441	176,050	148,345
Total	109,400	72,402	926,275	688,181
Offset liability balance	‐	‐	(114,197)	(116,426)
Net balances of deferred tax assets	109,400	72,402	812,078	571,755
Liabilities - deferred income and social contribution taxes on:
Revaluation of PP&E	‐	‐	396	408
Leases payable	‐	‐	129	138
Provision for differences between cash and accrual basis (i)	‐	‐	9,440	19,664
Provision for goodwill	‐	‐	27,691	28,676
Business combination - fair value of assets	‐	‐	64,476	66,079
Temporary differences on subsidiaries abroad	-	-	204	-
Other provisions	‐	‐	12,153	1,743
Total	‐	‐	114,489	116,708
Offset asset balance	‐	‐	(114,197)	(116,426)
Net balance of deferred tax liabilities	‐	‐	292	282

(i) Refers, mainly, to the income tax on the exchange variation of the derivative hedging instruments.

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2021	72,402	571,473
Deferred IRPJ and CSLL recognized in income for the year	(9,249)	212,573
Deferred IRPJ and CSLL recognized in income for the year from discontinued operation	46,247	46,247
Deferred IRPJ and CSLL recognized in other comprehensive income	-	(18,507)
Balance as of June 30, 2022	109,400	811,786

b. Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
		Re-presented		Re-presented
Income before taxes	343,651	299,913	464,935	497,225
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(116,841)	(101,970)	(158,078)	(169,057)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(4,539)	(8,965)	(13,152)	(23,152)
Nontaxable revenues (ii)	5,116	‐	18,709	2,386
Adjustment to estimated income (iii)	‐	‐	8,172	1,286
Unrecorded deferred income and social contribution taxes carryforwards deferred (iv)	‐	‐	(1,867)	(28,057)
Share of profit (loss) of subsidiaries, joint ventures and associates	93,706	108,300	7,216	(3,697)
Interest on capital	153,001	‐	153,004	24,136
Other adjustments	23,781	-	3,205	166
Income and social contribution taxes before tax incentives	154,224	(2,635)	17,209	(195,989)
Tax incentives – SUDENE (10.c)	‐	‐	31,727	14,146
Income and social contribution taxes in the income statement	154,224	(2,635)	48,936	(181,843)
Currents	163,473	‐	(163,637)	(254,697)
Deferreds	(9,249)	(2,635)	212,573	72,854
Effective IRPJ and CSLL rates - %	(44.9)	0.9	(10.5)	36.6

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary adjustment (SELIC) in the repetition of undue tax lawsuits.
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution losses are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	See Note 10.d.

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax incentives – SUDENE

The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Aratu Terminal	75	2022
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

d. Tax losses carryforwards

As of June 30, 2022, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and negative basis of CSLL, whose annual compensations are limited to 30% of taxable income in a given tax year, which do not expire.

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	06/30/2022	12/31/2021
Oil Trading	56,032	53,839
Ultrapar (i)	41,653	43,441
Abastece aí	55,603	41,065
Ultracargo Vila do Conde	16,790	9,861
Others	5,972	139
	176,050	148,345

(i) Include the amount of R$ 30,619 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of June 30, 2022 (R$ 8,510 as of December 31, 2021).

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	06/30/2022	12/31/2021

Integra Frotas	12,585	11,769
Millennium	4,225	3,174
	16,810	14,943

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

11 Prepaid expenses (Consolidated)

	06/30/2022	12/31/2021
Rents	42,169	54,327
Advertising and publicity	40,540	28,410
Insurance premiums	49,549	26,917
Software maintenance	31,701	19,863
Employee benefits	7,902	8,362
IPVA and IPTU	6,179	1,553
Contribution - private pension fund (see Note 21.a)	19,523	19,831
Other prepaid expenses	10,454	10,129
	208,017	169,392
Current	143,126	98,024
Non-current	64,891	71,368

12 Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations and major customers that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of income according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. The contracts have an average term of five years, with amortization in accordance with the contractual terms.

Changes are shown below:

Balance as of December 31, 2021	2,079,226
Additions	351,537
Amortizations	(205,028)
Transfers	(193)
Balance as of June 30, 2022	2,225,542
Current	579,389
Non-current	1,646,153

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

13 Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and profit (loss) for the period by company:

			Parent
	Equity	Interest in share capital - %	Investment		Share of profit (loss) of subsidiaries
			06/30/2022	12/31/2021	06/30/2022	06/30/2021
Subsidiaries						Re-presented
Ultracargo - Operações Logísticas e Participações Ltda.	1,512,597	100	1,512,597	1,474,889	96,351	75,949
Ipiranga Produtos de Petróleo S.A. (i)	7,126,309	100	7,126,309	6,662,244	303,926	357,411
Ultrapar International S.A.	(89,831)	100	(89,831)	(14,199)	(111,557)	(92,464)
UVC	38,537	100	38,537	36,491	(1,414)	(3,017)
Centro de Conveniências Millennium Ltda.(iii)	11,249	100	11,249	9,328	(3,127)	(1,134)
Eaí Clube Automobilista S.A.	105,149	100	105,149	78,896	(28,648)	(20,868)
Joint ventures
Química da Bahia Indústria e Comércio S.A. (ii)	7,056	50	3,528	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	114,442	33	37,999	16,622	19,717	2,292
Negative equity from joint ventures
Refinaria de Petróleo Riograndense S.A.	(35,282)	33	(11,715)	(12,074)	359	360
Total investments in the parent			8,823,653	8,266,396	275,607	318,529
Total provision for equity deficit of the Parent			(89,831)	(14,199)
Total			8,733,822	8,252,197

The percentages in the table above are rounded.

(i)	Balances are presented net of the effects of discontinued operations. For more details, see note 4.
(ii)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.
(iii)	Balances are accounted for under the equity method of accounting based on information as of May 31, 2022.

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

				Consolidated
	Equity	Profit (loss) for the period	Interest in share capital - %	Investment		Share of profit (loss) of subsidiaries
				06/30/2022	12/31/2021	06/30/2022	06/30/2021
Joint ventures							Re-presented
. União Vopak – Armazéns Gerais Ltda (1)	15,002	(1,670)	50	7,501	8,336	(835)	577
Refinaria de Petróleo Riograndense S.A. (2)	114,442	59,381	33	37,999	16,622	19,717	2,292
ConectCar Soluções de Mobilidade Eletrônica S.A. (3)	‐	‐	‐	‐	‐	‐	(12,324)
Latitude Logística Portuária S.A (4)	21,454	1,501	50	10,727	9,978	751	(1,435)
Navegantes Logística Portuária S.A (4)	62,053	(4,823)	33	20,684	22,289	(1,608)	(1,624)
Nordeste Logística I S.A. (4)	15,888	4,626	33	5,296	2,416	1,546	217
Nordeste Logística II S.A. (4)	62,584	(1,864)	33	20,864	13,256	(557)	(169)
Nordeste Logística III S.A (4)	51,338	137	33	17,113	10,566	46	144
Química da Bahia Indústria e Comércio S.A. (i)	7,056	‐	50	3,528	3,528	‐	‐
Associates
Transportadora Sulbrasileira de Gás S.A. (5)	18,401	6,770	25	4,600	3,204	1,781	1,048
Metalúrgica Plus S.A. (6)	(303)	(145)	33	(101)	(53)	(48)	(48)
Plenogás Distribuidora de Gás S.A. (6)	1,705	215	33	568	497	72	88
Other investments	‐	‐	‐	28	28	‐	‐
Negative equity from joint ventures
Refinaria de Petróleo Riograndense S.A. (2)	(35,282)	1,082	33	(11,715)	(12,074)	359	360
Total investments in Consolidated				117,193	78,593	21,224	(10,874)
Total provision for negative equity of the Parent				(101)	‐
Total				117,092	78,593

The percentages in the table above are rounded.

(i)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(1)	The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.
(2)	The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.
(3)	The subsidiary IPP held an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal. On June 25, 2021, the sale of ConectCar to Porto Seguro S.A., through its subsidiary Portoseg S.A. – Crédito, Financiamento e Investimento, was announced. The transactions were completed on October 1, 2021. The sale value of the 50% interest in the subsidiary IPP was R$ 165 million, and, after adjustments resulting from changes in working capital and net debt position, totaled R$ 158 million.
(4)	The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), has participation in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”).
(5)	The subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.
(6)	The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG containers. Currently, the associates have their operational activity suspended.

 Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2021 (ii)	8,247,649	4,548	8,252,197	71,389	7,204	78,593
Share of profit (loss) of subsidiaries, joint ventures and associates	255,531	20,076	275,607	19,419	1,805	21,224
Dividends	(60,000)	‐	(60,000)	‐	(386)	(386)
Equity instrument granted	6,385	‐	6,385	‐	‐	‐
Other comprehensive income	4,945	1,660	6,605	1,661	‐	1,661
Capital increase in cash	313,508	‐	313,508	16,000	‐	16,000
Shareholder transaction - changes of investments	951	3,528	4,479	3,528	(3,528)	‐
Transactions with discontinued operations	(64,959)	‐	(64,959)	‐	‐	‐
Balance as of June 30, 2022 (ii)	8,704,010	29,812	8,733,822	111,997	5,095	117,092

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2020 (ii)	10,496,479	(2,096)	10,494,383	137,004	25,616	162,620
Share of profit (loss) of subsidiaries and joint ventures from continuing operations	828,150	822	828,972	(18,068)	434	(17,634)
Share of profit (loss) of subsidiaries and joint ventures from discontinued operations	65,264	‐	65,264	‐	48	48
Dividends	(692,976)	‐	(692,976)	‐	(998)	(998)
Equity instrument granted	3,631	‐	3,631	‐	‐	‐
Other comprehensive income	7,352	99	7,451	99	‐	99
Translation adjustments of foreign subsidiaries	73,049	‐	73,049	‐	‐	‐
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	29,273	5,723	34,996	5,723	‐	5,723
Capital increase in cash	119,156	‐	119,156	30,697	‐	30,697
Capital decrease	‐	‐	‐	(5,001)	(1,500)	(6,501)
Shareholder transactions - changes of investments	‐	‐	‐	(966)	‐	(966)
Write-off of investment	‐	‐	‐	(78,099)	‐	(78,099)
Reclassification to assets held for sale (i)	(2,681,729)	‐	(2,681,729)	‐	(16,396)	(16,396)
Balance as of December 31, 2021 (ii)	8,247,649	4,548	8,252,197	71,389	7,204	78,593

(i)	For further information, see Note 4.c.1
(ii)	Investiments in subsidiaries, joint ventures and associates net of provision for liabilities of joint ventures.

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

14 Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution centers; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

  Right-of-use assets

  Consolidated

	Weighted average useful life (years)	Balance as of December 31, 2021	Additions and remeasurement	Write-offs	Amortization	Balance as of June 30, 2022
Cost:
Real estate	10	1,793,473	170,231	(74,360)	‐	1,889,344
Port areas	29	299,630	11,544	‐	‐	311,174
Vehicles	4	146,173	60,956	(40,576)	‐	166,553
Equipment	5	16,740	8,795	(353)	‐	25,182
Others	20	27,846	‐	‐	‐	27,846
		2,283,862	251,526	(115,289)	‐	2,420,099
Accumulated amortization:
Real estate		(489,470)	‐	42,603	(108,701)	(555,568)
Port areas		(23,526)	‐	‐	(5,528)	(29,054)
Vehicles		(98,867)	‐	33,701	(24,723)	(89,889)
Equipment		(1,834)	‐	400	(719)	(2,153)
Others		(18,870)	‐	‐	(1,478)	(20,348)
		(632,567)	‐	76,704	(141,149)	(697,012)
Net amount		1,651,295	251,526	(38,585)	(141,149)	1,723,087

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2021	1,348,311
Interest accrued	59,463
Payments	(187,205)
Additions and remeasurement	245,364
Write-offs	(43,931)
Monetary and exchange rate variation	(74)
Balance as of June 30, 2022	1,421,928
Current	206,645
Non-current	1,215,283

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) not discounted to present value are presented below:

06/30/2022
Up to 1 year	282,916
1 to 2 years	253,454
2 to 3 years	229,023
3 to 4 years	181,196
4 to 5 years	160,527
More than 5 years	978,270
Total	2,085,386

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts for maturity date and discount rate
Maturity date of the contracts	Discount rate (% p.a.)
From 1 to 5 years	6.03
From 6 to 10 years	7.81
From 11 to 15 years	9.43
More than 15 years	9.08

c. Effects of inflation - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation as of June 30, 2022, are as follows:

Right-of-use assets, net
Nominal base	1,723,087
Inflated base	2,006,549
16.5%
Lease liability
Nominal base	1,421,928
Inflated base	1,705,391
19.9%
Financial expenses
Nominal base	59,463
Inflated base	69,802
17.4%
Amortization expenses
Nominal base	141,149
Inflated base	153,696
8.9%

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

15 Property, plant, and equipment (Consolidated)

Balance and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance as of December 31, 2021	Additions	Depreciation	Transfers	Write-offs and disposals	Balance as of June 30, 2022
Cost:
Land		610,294	-	-	-	(8,899)	601,395
Buildings	32	1,486,721	3,419	-	27,968	(16,391)	1,501,717
Leasehold improvements	12	1,056,179	13,748	-	51,566	(3,077)	1,118,416
Machinery and equipment	12	3,024,577	42,141	-	38,271	(517)	3,104,472
Automotive fuel/lubricant distribution equipment and facilities	13	3,245,586	36,591	-	2,711	(37,892)	3,246,996
LPG tanks and bottles	9	840,931	49,285	-	-	(7,670)	882,546
Vehicles	8	288,239	9,807	-	2,216	(643)	299,619
Furniture and fixtures	7	168,092	17,485	-	3,899	(1,980)	187,496
IT equipment	5	330,375	9,029	-	1,217	(1,732)	338,889
Construction in progress		452,248	213,680	-	(125,683)	(32)	540,213
Advances to suppliers		14,281	3,843	-	(2,601)	-	15,523
Imports in progress		181	-	-	-	-	181
		11,517,704	399,028	‐	(436)	(78,833)	11,837,463

	Balance as of December 31, 2021	Additions	Depreciation	Transfers	Write-offs and disposals	Balance as of June 30, 2022
Accumulated depreciation:
Buildings	(585,846)	-	(20,738)	-	9,941	(596,643)
Leasehold improvements	(573,553)	-	(27,907)	567	2,114	(598,779)
Machinery and equipment	(1,758,401)	-	(86,769)	-	439	(1,844,731)
Automotive fuel/lubricant distribution equipment and facilities	(2,050,533)	-	(87,091)	1	33,308	(2,104,315)
LPG tanks and containers	(498,310)	-	(33,983)	-	5,500	(526,793)
Vehicles	(133,149)	-	(11,548)	-	320	(144,377)
Furniture and fixtures	(112,288)	-	(5,173)	(566)	1,932	(116,095)
IT equipment	(269,534)	-	(11,688)	(4)	1,586	(279,640)
	(5,981,614)	‐	(284,897)	(2)	55,140	(6,211,373)
Provision for impairment losses:
Land	(146)	-	-	-	-	(146)
Leasehold improvements	(18)	-	-	-	-	(18)
Machinery and equipment	(1,289)	-	-	-	-	(1,289)
Automotive fuel/lubricant distribution equipment and facilities	(46)	-	-	-	11	(35)
	(1,499)	‐	‐	‐	11	(1,488)
Net amount	5,534,591	399,028	(284,897)	(438)	(23,682)	5,624,602

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of terminals, service stations and distribution bases.

Advances to suppliers are related, basically, to manufacturing of assets for expansion of terminals and bases and acquisition of real estate.

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

16 Intangible assets (consolidated)

Balance and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance as of December 31, 2021	Additions	Amortization	Transfers	Write-offs and disposals	Exchange rate variation	Balance as of June 30, 2022
Cost:
Goodwill (a)		818,096	-	-	-	-	-	818,096
Software	5	1,146,980	91,396	-	436	(900)	-	1,237,912
Distribution rights	16	114,593	-	-	-	-	-	114,593
Brands		69,198	-	-	-	-	(4,249)	64,949
Trademark rights	39	114,792	-	-	-	-	-	114,792
Others	10	421	-	-	-	-	-	421
Decarbonization credits (CBIO)		‐	449,270	-	-	(182,649)	-	266,621
		2,264,080	540,666	‐	436	(183,549)	(4,249)	2,617,384
Accumulated amortization:
Software		(679,402)	-	(72,179)	2	766	-	(750,813)
Distribution rights		(101,027)	-	(511)	-	-	-	(101,538)
Trademark rights		(11,993)	-	(1,469)	-	-	-	(13,462)
Others		(402)	-	-	-	-	-	(402)
		(792,824)	‐	(74,159)	2	766	‐	(866,215)
Net amount		1,471,256	540,666	(74,159)	438	(182,783)	(4,249)	1,751,169

a. Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	06/30/2022	12/31/2021
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma - impairment (i)	Extrafarma	(661,553)	(661,553)
Extrafarma - net	Extrafarma	‐	‐
Ipiranga (ii)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
		818,096	818,096

(i) For further information, see Note 4.a

(ii) Including R$ 246,163 presented as goodwill at the Parent.

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets.  In the six-month period ended June 30, 2022, the Company did not identify any event that indicated the need to carry out an impairment test of the intangible asset.

51

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

17 Loans, financing, debentures and derivative financial instruments

a. Composition

  Parent:

Description	06/30/2022	12/31/2021	Index/Currency	Weighted average financial charges 06/30/2022	Maturity
Brazilian Reais:
Debentures - 6th issuance	1,791,547	1,764,199	DI	105.3%	2023
Total	1,791,547	1,764,199
Current	1,791,547	39,333
Non-current	‐	1,724,866

                    Consolidated:

	06/30/2022	12/31/2021	Index/Currency	Weighted average financial charges 06/30/2022	Maturity
Foreign currency:
Notes in the foreign market (d)	4,199,752	7,821,441	USD	5.3 % p.a.	2026 to 2029
Foreign loan	666,701	735,438	USD	4.0 % p.a.	2023
Foreign loan	‐	275,936	US$ + LIBOR (1)	‐	-
Total in foreign currency	4,866,453	8,832,815
Brazilian Reais:
Debentures – CRA	1,403,056	2,063,788	DI	96.2%	2022 to 2023
Debentures - 6th issuance	1,791,547	1,764,199	DI	105.3%	2023
Debentures – CRA	3,026,428	1,940,237	R$ + IPCA	4.7 % p.a.	2024 to 2032
Debentures – Ipiranga	815,513	771,538	DI	105.0%	2022
Debentures - Ultracargo Logística e Tequimar Vila do Conde	488,228	466,061	R$ + IPCA	4.1 % p.a.	2028
Banco do Brasil floating rate	‐	204,813	DI		2022
Debentures – Ultracargo Logística	79,362	80,946	R$	6.5 % p.a.	2024
Bank Credit Bill	51,711	51,179	R$ + DI	2.0 % p.a.	2022
Financial institutions	‐	4,564	R$	-	2022
FINEP	149	326	R$ + TJLP (2)	-1.5 % p.a.	2022 to 2023
Total in Brazilian Reais	7,655,994	7,347,651
Total in foreign currency and Brazilian Reais	12,522,447	16,180,466
Currency and interest rate hedging instruments (*)	584,334	197,177
Total	13,106,781	16,377,643
Current	3,707,060	2,866,051
Non-current	9,399,721	13,511,592

(*) Accumulated losses (see Note32.i).

1)     LIBOR = London Interbank Offered Rate.

2)     TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On June 30, 2022, TJLP was fixed at 6.82% p.a.

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans, financing, debentures and derivative financial instruments are shown below:

	Parent	Consolidated
Balance as of December 31, 2021	1,764,199	16,377,643
New loans and debentures with cash effect	‐	969,580
Interest accrued	98,106	510,067
Principal payment (d)	‐	(4,104,533)
Interest payment	(70,758)	(417,947)
Monetary and exchange rate variation	‐	(587,174)
Change in fair value	‐	(28,012)
Hedge result	‐	387,157
Balance as of June 30, 2022	1,791,547	13,106,781

(i) For further details, see Note 4.c.1

The long-term consolidated debt had the following principal maturity schedule:

	Parent		Consolidated
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
From 1 to 2 years	‐	1,724,866	1,760,113	3,092,734
From 2 to 3 years	‐	‐	347,102	774,904
From 3 to 4 years	‐	‐	280,387	270,401
From 4 to 5 years	‐	‐	2,269,858	3,056,499
More than 5 years	‐	‐	4,742,261	6,317,054
	‐	1,724,866	9,399,721	13,511,592

The transaction costs and issuance premiums associated with debt issuance were added to their  financial liabilities, as shown in note 17.

The Company’s Management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 32.h).

53

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related contracted financing and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2021	Transaction costs	Payments	Balance as of June 30, 2022
Debentures	0.3	54,490	30,420	(8,230)	76,680
Notes in the foreign market	0.1	28,018	‐	(13,968)	14,050
Banco do Brasil	0.1	76	‐	(76)	‐
Total		82,584	30,420	(22,274)	90,730

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures	15,854	12,544	9,674	9,357	9,291	19,960	76,680
Notes in the foreign market	2,359	2,368	2,363	2,366	1,720	2,874	14,050
Total	18,213	14,912	12,037	11,723	11,011	22,834	90,730

c. Guarantees

The financing does not have collateral as of June 30, 2022 and December 31, 2021 and has guarantees and promissory notes in the amount of R$ 10,679,189 as of June 30, 2022 (R$ 14,151,506 as of December 31, 2021).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 117,704 as of June 30, 2022 (R$ 118,231 as of December 31, 2021).

The subsidiary IPP issued collateral to financial institutions in connection with the amounts payable by some of their customers to such institutions (vendor financing) as follows:

	IPP
	06/30/2022	12/31/2021
Maximum amount of future payments related to such collateral:	808,265	690,347
Maturity up to	49 months	49 months
Fair value of collateral	10,152	9,923

If the subsidiary IPP is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until June 30, 2022, the subsidiary IPP did not have losses in connection with these collateral arrangements. The fair value of collateral is recognized in current liabilities as “Other payables”, which is recognized in the statement of income as customers settle their obligations with the financial institutions.

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d. Principal payment

d.1 Result of tender offers to repurchase notes

On April 7, 2022, the subsidiary Ultrapar International commenced cash tender offers to repurchase bonds in the international market (“Repurchase Offers”) of up to US$ 550,003,000.00 (“Initial Aggregate Repurchase Amount”), involving (i) up to the totality of the 5.250% Senior Notes due in 2026 (“Notes 2026”); and (ii) up to the repurchase limit of Notes 2029 of the 5.250% Senior Notes due in 2029 (“Notes 2029”), both issued by Ultrapar International S.A.  (“Ultrapar International”) and outstanding in the international market.

The Repurchase Offers together were limited to the Initial Repurchase Value Added, and Ultrapar International had the option to increase the Initial Repurchase Value Added to up to US$ 600,000,000.00 in aggregate principal amount, as described in the Repurchase Offer documents.   On April 14 and 18, 2022, the subsidiary repurchased US$ 114,129 (equivalent to R$ 538,210) and US$ 200 (equivalent to R$ 935), respectively, of notes in the foreign market, maturing in October 2026 and on April 27, 2022, it repurchased US$ 485,667 (equivalent to R$ 2,436,446) of notes in the foreign market, maturing in June 2029.

(1) As of the closing date of the transaction, the amount converted into Reais using the exchange rate (US$ 1.00 to R$ 4.7158 on April 14, 2022; US$ 1.00 to R$ 4.6746 on April 18, 2022; US$ 1.00 to R$ 5.0167 on April 27, 2022).

d.2 Debentures

On April 18, 2022, the subsidiary Ipiranga settled the first series of the 5th issue of simple, nominative, book-entry and unsecured debentures, linked to the issuance of agribusiness receivables certificates (CRA) in the amount of R$ 660,139.

e. Debentures

In June 2022, the subsidiary IPP carried out its eleventh issue of debentures in the total amount of R$ 1,000,000, in a single series of 1,000,000 simple, nonconvertible into shares, registered, book-entry and unsecured debentures, privately placed by Vert Companhia Securitizadora. The funds were used exclusively for the purchase of ethanol by the subsidiary IPP.

The debentures were subscribed for the purpose to bind the issuance of Agribusiness Receivables Certificates (CRA). The financial settlement occurred on June 27, 2022. The debentures have an additional guarantee from Ultrapar and the main characteristics are as follows:

Quantity:	1,000,000
Unit face value:	R$ 1,000,000.00
Final maturity:	06/11/2032
Payment of the face value:	Annual from the 8th year
Interest:	IPCA + 6.0053%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 104.8% of DI. IPP designated the hedging instrument as a fair value hedge, therefore, both the debentures and the hedging instrument are presented at their fair value calculated from the beginning of their contracting, with changes in fair value recognized in profit or loss.

55

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

18 Trade payables (consolidated)

a. Trade payables

	06/30/2022	12/31/2021
Domestic suppliers	2,464,899	3,010,912
Foreign suppliers	1,554,733	445,805
Trade payables - related parties (see Note 9.a.2)	136,333	214,178
	4,155,965	3,670,895

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries. These suppliers control almost all the markets for these products in Brazil.

b. Trade payables - reverse factoring

	06/30/2022	12/31/2021
Domestic suppliers - reverse factoring	2,409,933	1,948,033
Trade payables - reverse factoring - related parties (see Note 9.a.2)	‐	89,339
Foreign suppliers - reverse factoring	114,895	81,687
	2,524,828	2,119,059

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date, the amount payable by the subsidiaries of the Company. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

19 Salaries and related charges (Consolidated)

	06/30/2022	12/31/2021
Provisions on salaries	165,141	136,938
Profit sharing, bonus and premium	108,745	132,390
Social charges	45,805	52,739
Others	1,747	8,036
	321,438	330,103

20 Taxes payable (Consolidated)

	06/30/2022	12/31/2021
ICMS	129,581	146,598
IPI	4,850	4,163
PIS and COFINS	9,728	13,667
ISS	47,047	45,533
Others	20,373	19,215
	211,579	229,176

56

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

21 Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Each participating employee chooses his or her basic contribution to the plan, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

The balance of R$ 19,523 (R$ 19,831 as of December 31, 2021) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 108 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

In the six-month period ended June 30, 2022, the subsidiaries contributed R$ 7,774 to Ultraprev (R$ 6,856 in the six-period ended June 30, 2021).

The total number of participating employees as of June 30, 2022 was 4,098 active participants and 279 retired participants (4,381 active participants and 254 retired participants as of December 31, 2021). In addition, Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

57

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Post-employment benefits (Consolidated)

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of December 31, 2021.

	06/30/2022	12/31/2021
Health and dental care plan (1)	164,874	159,867
Indemnification of FGTS	37,939	38,617
Seniority bonus	3,231	5,570
Life insurance (1)	12,143	11,665
Total	218,187	215,719
Current	21,170	21,082
Non-current	197,017	194,637

(1)  Only IPP, Tropical and Iconic.

22 Provision for asset retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain period of use.

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2021	56,711
Additions (new tanks)	101
Expenditure with tanks removed	(946)
Accretion expense	3,129
Balance as of June 30, 2022	58,995
Current	5,774
Non-current	53,221

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

23 Provisions and contingent liabilities (Consolidated)

a. Provision for tax, civil and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below shows the breakdown of provisions by nature and its movement:

Provisions	Balance as of December 31, 2021	Purchases	Reversals	Payments	Interest	Balance as of June 30, 2022
IRPJ and CSLL (a.1)	552,172	6,422	‐	‐	23,262	581,856
ICMS (c)	84,155	654	(20,042)	(26,816)	962	38,913
Civil, environmental and regulatory claims (a.2)	108,761	4,002	(5,585)	(11,138)	5	96,045
Labor litigation (a.3)	95,460	10,116	(16,098)	(15,243)	263	74,498
Provision for indemnities (a.4)	‐	136,103	‐	‐	‐	136,103
Others	91,637	1,706	(28)	‐	4,503	97,818
Total	932,185	159,003	(41,753)	(53,197)	28,995	1,025,233
Current	119,942					37,518
Non-current	812,243					987,715

Some of the provisions above involve in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	06/30/2022	12/31/2021
Tax	772,007	731,326
Labor	33,736	48,147
Civil and others	65,622	91,788
	871,365	871,261

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction the subsidiaries made escrow deposits for these debits which amounted to R$ 549,659 as of June 30, 2022 (R$ 534,830 as of December 31, 2021). On July 18, 2014 a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2  Provision for civil, environmental and regulatory risks

The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 96,045 as of June 30, 2022 (R$ 108,761 as of December 31, 2021).

a.3 Provision for labor matters

The Company and its subsidiaries maintain provisions of R$ 74,501 as of June 30, 2022 (R$ 95,460 as of December 31, 2021) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

a.4 Provision for indemnities

On April 1, 2022, Ultrapar concluded the transaction for the sale of Oxiteno, for which it was agreed that the former shareholder, Ultrapar, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from of acts, facts or omissions that occurred prior to the closing of the transaction. The amount of R$136,103 referring to the provision for indemnification was constituted, R$86,363 of which related to labor claims, R$17,575 to civil claims and R$32,165 to tax claims, which may be reimbursed to Indorama, in the event of such losses.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the Company and its subsidiaries’ legal departments as possible, based on the opinion of its external legal advisors and, based on these assessments, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 3,470,882 as of June 30, 2022 (R$ 3,310,603 as of December 31, 2021).

60

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1 Contingent liabilities for tax and social security matters

The Company and its subsidiaries have contingent liabilities for tax and social security matters in the amount of R$ 2,404,783 as of June 30, 2022 (R$ 2,292,465 as of December 31, 2021), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 183,030 as of June 30, 2022 (R$ 178,422 as of December 31, 2021).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,369,466 as of June 30, 2022 (R$ 1,303,383 as of December 31, 2021). Such proceedings arise mostly from the disregard of ICMS credits amounting to R$ 185,964 as of June 30, 2022 (R$ 209,611 as of December 31, 2021), of which R$ 601 (R$ 15,532 as of December 31, 2021) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 176,073 as of June 30, 2022 (R$ 106,590 as of December 31, 2021); of conditioned fruition of tax incentive in the amount of R$ 190,611 as of June 30, 2022 (R$ 174,039 as of December 31, 2021); of inventory differences in the amount of R$336,824 as of June 30, 2022 (R$ 295,163 as of December 31, 2021); and of fiscal equilibrium fund required by States to fruition tax benefits in the amount of R$ 190,611 in June 2022 (R$ 174,039 as of December 31, 2021) and a 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 232,645 (R$ 219,218 as of December 31, 2021).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 582,207 as of June 30, 2022 (R$ 578,097 as of December 31, 2021), mainly represented by:

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 224,727 as of June 30, 2022 (R$ 218,589 as of December 31, 2021), which includes the amount of the income taxes, interest and penalty.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 809,992 as of June 30, 2022 (R$ 771,695 as of December 31, 2021), mainly represented by:

b.2.1 The subsidiary Cia.  Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 34,928 as of June 30, 2022 (R$ 34,162 as of December 31, 2021). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

61

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.2 The subsidiary Cia.  Ultragaz has lawsuits totaling the amount of R$ 235,463 as of June 30, 2022 (R$ 233,426 as of December 31, 2021) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 256,107 as of June 30, 2022 (R$ 246,443 as of December 31, 2021).

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c to the financial statements filed with CVM on February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The amounts of provisions of Chevron’s liability in the amount of R$ 19,651 (R$ 19,724 as of December 31, 2021) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017, related to contingent liabilities, with a balance of R$ 101,267 as of June 30, 2022 (R$ 101,267 as of December 31, 2021). The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnification asset was hereby constituted, without the need to establish a provision for uncollectible amounts.

The provision of the Chevron indemnification in the amount of R$ 19,651 refers to: (i) R$ 16,967 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 2,392 labor claims; and (iii) R$ 292 civil, regulatory and environmental claims.

24 Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification could be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 24, 2021, August 11, 2021 and February 23, 2022, the Company’s Board of Directors approved the issuance of 70,939, 31,032 and 45,925, respectively, common shares within the authorized capital limit provided by the article 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting (“EGM”) of the Company held on January 31, 2014.

62

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 578,538 shares linked to the subscription warrants – indemnification were canceled and not issued. On June 30, 2022, 3,472,173 shares were retained linked to subscription warrants – indemnification which will be issued or canceled as the final decisions on the lawsuits are determined, the maximum number of shares that can be issued in the future, total R$ 42,742 (R$ 51,296 as of December 31, 2021).

25 Equity

a. Share capital

As of June 30, 2022, the subscribed and paid-up capital stock consists of 1,115,151,608 (1,115,107,683 as of December 31, 2021) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the outstanding shares on B3 as of June 30, 2022 was R$ 12.31 (R$ 14.54 as of December 31, 2021).

As of June 30, 2022 there were 50,438,275 common shares outstanding abroad in the form of ADRs (50,374,275 shares as of December 31, 2021).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 9.c).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of June 30, 2022 and December 31, 2021, the amount was R$ 488,425 and 24,153,447 common shares (23,756,393 as of December 31, 2021) were held in the Company's treasury, acquired at an average cost of R$ 20.22.

d. Destination of income for the period

On May 11, 2022 the Shareholders meeting approved, in terms of article 28, “k”, and in article 54, paragraph 2.º, of the Bylaws, the early payment of interest on equity in the amount of R$ 450,000, corresponding to R$ 0.41247 per share, already excluded of treasury shares. The total amount, net of taxes withheld at source, will be deducted from the amount of the minimum mandatory dividend referring to the year of 2022.

The payment will be made as of August 10, 2022, without remuneration or monetary adjustment, proportionally to shareholding position of each investor, with retain of income taxes, except for corporate shareholders that are already proven to be immune or exempt, each shareholder having the net value of R$ 0.35060 per share.

63

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

26 Net revenue from sales and services (Consolidated)

	06/30/2022	06/30/2021
		Re-presented
Gross revenue from sales:
Merchandise	70,433,609	50,254,725
Services rendered and others	597,158	494,037
Sales returns and discounts	(717,949)	(643,115)
Amortization of contractual assets (see Note 12)	(205,028)	(128,879)
Deferred revenue	314	16,382
	70,108,104	49,993,150
Value-Added Tax	(1,725,436)	(1,617,108)
Net revenue	68,382,668	48,376,042

27 Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	Parent Company		Consolidated
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
				Re-presented
Raw materials and materials for use and consumption	‐	‐	(64,593,512)	(45,879,535)
Personnel expenses	(100,350)	(76,413)	(859,260)	(729,988)
Freight and storage	‐	‐	(618,275)	(418,262)
Decarbonization obligation (1)	‐	‐	(306,361)	(64,920)
Services provided by third parties	(42,885)	(53,163)	(218,591)	(181,457)
Depreciation and amortization	(909)	(3,030)	(359,056)	(318,302)
Amortization of right-of-use assets	(2,203)	(2,984)	(141,149)	(128,522)
Advertising and marketing	‐	(16)	(39,781)	(37,406)
Extemporaneous tax credits (2)	‐	‐	34,247	132,696
Other expenses, net	(20,397)	(14,543)	5,608	10,446
SSC/Holding expenses	161,240	138,011	‐	‐
Total	(5,504)	(12,138)	(67,096,130)	(47,615,250)
Classified as:
Cost of products and services sold	‐	‐	(65,061,125)	(46,183,568)
Selling and marketing	‐	‐	(1,049,387)	(859,382)
General and administrative expenses	(4,258)	(12,119)	(746,420)	(639,107)
Other operating income (expenses), net	(1,246)	(19)	(239,198)	66,807
Total	(5,504)	(12,138)	(67,096,130)	(47,615,250)

(1) Refers to the obligation adopted by RenovaBio to set decarbonization targets for gas and oil sector.

64

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(2) Refers substantially to PIS and COFINS credits recorded in calendar years 2021 and 2022. On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the PIS and COFINS calculation basis. After filing of the Federal Government's Motion for Clarification, the STF definitively ruled about the thesis on May 13, 2021, reaffirming the exclusion of the highlighted ICMS from the PIS and COFINS calculation basis and modulating the effects of the decision for the lawsuits filed after March 15, 2017. Certain subsidiaries have credits arising from favorable decisions on the exclusion of ICMS from the PIS and COFINS calculation basis, and the respective subsidies for proving the amounts to be refunded were duly confirmed by Management and recorded in profit or loss.

28 Gain (loss) on disposal of PP&E and intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset. In the accumulated amount until June 30, 2022, the result was a gain of R$ 80,656 (gain of R$ 40,441 as of June 30, 2021 - restated).

29 Financial result, net

	Parent		Consolidated
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
				Re-presented
Financial income:
Interest on financial investments	98,180	15,188	158,321	42,561
Interest from customers	‐	‐	69,399	58,434
Changes in subscription warrants (see Note 24)	7,863	19,256	7,863	19,256
Selic interest on PIS/COFINS credits	‐	‐	31,308	73,574
Update of provisions and other income	15,225	114	24,151	2,200
	121,268	34,558	291,042	196,025
Financial expenses:
Interest on loans	‐	(14,801)	(213,278)	(274,815)
Interest on debentures	(98,749)	(23,765)	(509,455)	(97,786)
Interest on leases payable	(962)	(1,634)	(59,463)	(70,675)
Bank charges, financial transactions tax, and other taxes	(9,302)	(838)	(67,986)	(29,416)
Exchange variations, net of gain (loss) on hedging instruments	58,403	‐	(342,465)	(1,014)
Update of provisions, net, and other expenses	‐	‐	(21,878)	(15,453)
	(50,610)	(41,038)	(1,214,525)	(489,159)
Total	70,658	(6,480)	(923,483)	(293,134)

65

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

30 Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants – indemnification, as mentioned in Notes 9.c and 24, respectively.

	04/01/2022 to 06/30/2022			01/01/2022 to 06/30/2022			04/01/2021 to 06/30/2021 – Re-presented (ii)			01/01/2021 to 06/30/2021 – Re-presented (ii)
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations(i)	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations(i)	Total
Basic earnings per share
Net income for the period of the Company	389,970	62,897	452,867	497,875	407,244	905,119	112,334	(143,414)	(31,080)	297,278	(196,195)	101,083
Weighted average number of shares outstanding (in thousands)	1,090,920	1,090,920	1,090,920	1,090,920	1,090,920	1,090,920	1,088,123	1,088,123	1,088,123	1,088,123	1,088,123	1,088,123
Basic earnings per share - R$	0.3575	0.0576	0.4151	0.4564	0.3733	0.8297	0.1032	(0.1318)	(0.0286)	0.2732	(0.1803)	0.0929
Diluted earnings per share
Net income for the period of the Company	389,970	62,897	452,867	497,875	407,244	905,119	112,334	(143,414)	(31,080)	297,278	(196,195)	101,083
Weighted average number of outstanding shares (in thousands), including dilution effects	1,096,839	1,096,839	1,096,839	1,096,839	1,096,839	1,096,839	1,093,905	1,093,905	1,093,905	1,093,905	1,093,905	1,093,905
Diluted earnings per share - R$	0.3555	0.0573	0.4129	0.4539	0.3713	0.8252	0.1027	(0.1311)	(0.0284)	0.2718	(0.1794)	0.0924
Weighted average number of shares (in thousands)
Weighted average of number of shares for basic earnings per share			1,090,920			1,090,920			1,088,123			1,088,123
Dilution effect
Subscription warrants			3,472			3,472			3,568			3,568
Stock plan			2,447			2,447			2,214			2,214
Weighted average of number of shares for diluted earnings per share			1,096,839			1,096,839			1,093,905			1,093,905

(i)	For further details, see Note 4.c.2
(ii)	For further details, see Note 4.c.3

Earnings per share were adjusted retrospectively by the issuance of 2,341,416 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 24.

66

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

31 Segment information

The Company has three relevant business segments: gas distribution, fuel distribution and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows. For information on the discontinued operations, see Note 4.c.2:

06/30/2022
Income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	62,375,982	5,583,420	414,206	107,663	68,481,271	(98,603)	68,382,668
Transactions with third parties	62,374,740	5,581,782	319,655	106,491	68,382,668	‐	68,382,668
Intersegment transactions	1,242	1,638	94,551	1,172	98,603	(98,603)	‐
Cost of products and services sold	(60,021,319)	(4,873,777)	(171,399)	(91,455)	(65,157,950)	96,825	(65,061,125)
Gross profit	2,354,663	709,643	242,807	16,208	3,323,321	(1,778)	3,321,543
Operating income (expenses)
Selling and marketing	(772,259)	(267,947)	(6,689)	(2,492)	(1,049,387)	‐	(1,049,387)
General and administrative	(426,590)	(115,841)	(58,413)	(147,354)	(748,198)	1,778	(746,420)
Gain (loss) on disposal of property, plant and equipment and intangibles	78,894	(816)	(192)	2,770	80,656	‐	80,656
Other operating income, net	(240,279)	4,584	(1,306)	(2,197)	(239,198)	‐	(239,198)
Operating income (loss)	994,429	329,623	176,207	(133,065)	1,367,194	‐	1,367,194
Share of profit (loss) of subsidiaries, joint ventures and associates	1,959	23	(835)	20,077	21,224	‐	21,224
Income (loss) before financial result and income and social contribution taxes	996,388	329,646	175,372	(112,988)	1,388,418	‐	1,388,418
Depreciation of PP&E and amortization of intangible assets	168,755	116,587	46,729	23,524	355,595	‐	355,595
Amortization of contractual assets with customers - exclusivity rights	204,305	723	‐	‐	205,028	‐	205,028
Amortization of right-of-use assets	90,069	27,194	21,399	2,487	141,149	‐	141,149
Total of depreciation and amortization	463,129	144,504	68,128	26,011	701,772	‐	701,772

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

06/30/2021- Re-presented
Results	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	43,708,767	4,383,420	347,867	49,889	48,489,943	(113,901)	48,376,042
Transactions with third parties	43,708,725	4,381,024	250,440	35,853	48,376,042	‐	48,376,042
Intersegment transactions	42	2,396	97,427	14,036	113,901	(113,901)	‐
Cost of products and services sold	(42,215,002)	(3,927,252)	(138,572)	42	(46,280,784)	97,216	(46,183,568)
Gross profit	1,493,765	456,168	209,295	49,931	2,209,159	(16,685)	2,192,474
Operating income (expenses)
Selling and marketing	(620,232)	(208,385)	(4,050)	(26,715)	(859,382)	‐	(859,382)
General and administrative	(359,845)	(97,609)	(63,428)	(134,910)	(655,792)	16,685	(639,107)
Gain (loss) on disposal of property, plant and equipment and intangibles	37,498	2,922	18	3	40,441	‐	40,441
Other operating income, net	53,912	7,408	3,239	2,248	66,807	‐	66,807
Operating income	605,098	160,504	145,074	(109,443)	801,233	‐	801,233
Share of profit (loss) of subsidiaries, joint ventures and associates	(1,820)	39	577	(9,670)	(10,874)	‐	(10,874)
Operating income before financial result and income and social contribution taxes	603,278	160,543	145,651	(119,113)	790,359	‐	790,359
Depreciation of PP&E and amortization of intangible assets	160,885	102,928	36,790	17,699	318,302	‐	318,302
Amortization of contractual assets with customers - exclusivity rights	128,056	823	‐	‐	128,879	‐	128,879
Amortization of right-of-use assets	92,581	22,493	10,283	3,165	128,522	‐	128,522
Total of depreciation and amortization	381,522	126,244	47,073	20,864	575,703	‐	575,703

(1)	Includes in the line “General and administrative” the amount of R$ 79,516 in 2022 (R$ 63,534 in 2021 - re-presented) of expenses related to Ultrapar's holding structure, including the Presidency, Financial Board, Legal Board, Board of Directors and Fiscal Council, Risk, Compliance and Audit Board and Sustainability Board.

(2)	The “Others” column consists of financial income and expenses, income and social contribution taxes of the segments, the parent company Ultrapar and the subsidiaries Abastece aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint ventures of ConectCar, until June 30, 2021, and RPR.

68

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

06/30/2022
Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	191,504	146,558	47,106	2,759	387,927	‐	387,927
Capitalized interest and other items included in property, plant and equipment and provision for ARO	11,098	‐	‐	‐	11,098	‐	11,098
Acquisition of intangible assets	60,347	12,393	2,773	15,883	91,396	‐	91,396
Payments of contractual assets with customers - exclusivity rights	310,972	‐	‐	‐	310,972	‐	310,972
Decarbonization credits (note 16)	449,270	‐	‐	‐	449,270	‐	449,270

06/30/2021- Re-presented
Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	109,981	174,580	177,916	1,401	463,878	‐	463,878
Capitalized interest and other items included in property, plant and equipment and provision for ARO	2,684	‐	130	‐	2,814	‐	2,814
Acquisition of intangible assets	45,470	11,170	5,954	16,061	78,655	‐	78,655
Payments of contractual assets with customers - exclusivity rights	83,632	‐	‐	‐	83,632	‐	83,632
Decarbonization credits (note 16)	59,019	‐	‐	‐	59,019	‐	59,019

06/30/2022
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Discontinued operations	Total
Total assets (excluding intersegment transactions)	24,509,961	3,495,473	2,822,710	3,870,609	34,698,753	1,595,446	36,294,199

69

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

12/31/2021
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Discontinued operations	Total

Total assets (excluding intersegment transactions)	21,050,793	3,233,736	2,675,453	1,049,458	28,009,440	11,000,917	39,010,357

(3)	The “Others” column comprises the Parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Abastece Aí, Millenium, Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products to foreign customers, as disclosed below:

	06/30/2022	06/30/2021
		Re-presented
Net revenue from sales and services:
Brazil	68,318,158	48,312,123
Other Latin American countries	35,447	33,408
United States of America and Canada	20,076	16,066
Europe	5,021	11,218
Others	3,966	3,227
Total	68,382,668	48,376,042

70

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

32 Risks and financial instruments (Consolidated)

a. Risk management and financial instruments - governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Company’s Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below.

The execution of the Policy is made by corporate financial board, through its treasury department, with the assistance of the controllership, accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee, (“Committee”), which is composed of the CFO, Treasury Director, Controller and other directors designated by the CFO and who meet quarterly. The monthly monitoring of Policy standards is responsibility of the CFO.

71

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors.

The Audit and Risk Committee (“CAR”) advises the Board of Directors in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors standards compliance of the Policy and reports to the Audit and Risk Committee the risks exposure and compliance or noncompliance of the Policy to the Board of Directors.

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates on the Company´s incomes and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

72

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1 Assets and liabilities in foreign currencies

	06/30/2022	12/31/2021
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	439,241	122,242
Foreign trade receivables, net of allowance for expected credit losses and advances to foreign customers	6,234	1,324
Other receivables	785,700	-
Other assets of foreign subsidiaries	1,053,009	186,548
Asset exposure from subsidiaries held for sale	-	3,839,194
	2,284,184	4,149,308

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(4,892,877)	(8,860,833)
Payables arising from imports, net of advances to foreign suppliers	(1,658,336)	(649,107)
Liabilities exposure of subsidiaries held for sale	‐	(884,402)
	(6,551,213)	(10,394,342)

Foreign currency hedging instruments	3,749,062	2,933,572
Foreign currency hedging instruments from subsidiaries held for sale	‐	1,786,471
Net liability position - total	(517,967)	(1,524,991)

Net (liability) asset position - income statement effect	(517,967)	(498,604)
Net liability position - equity effect from subsidiaries held for sale	‐	(1,026,387)

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, the future market curves as of June 30, 2022 were used on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement, impacted by the average U.S. dollar of R$ 5.4720 on June 30, 2022.

The table below shows the effects of the exchange rate changes on the net liability position of R$ 517,967 in foreign currency as of June 30, 2022:

	Risk	Base Scenario
Income statement effect	Real devaluation	(23,134)
	Net effect	(23,134)

Income statement effect	Real appreciation	23,134
	Net effect	23,134

73

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 5. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 17.

The Company seeks to maintain most of its financial assets and liabilities at floating rates.

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	06/30/2022	12/31/2021
DI
Cash equivalents	5.a	4,411,337	1,943,164
Financial investments	5.b	784,812	1,607,608
Loans and debentures	17	(4,061,827)	(4,855,517)
Liability position of foreign exchange hedging instruments - DI	32.g	(1,691,576)	(2,283,625)
Liability position of fixed interest instruments + IPCA - DI	32.g	(3,407,321)	(2,364,583)
Net liability position in DI		(3,964,576)	(5,952,953)
TJLP
Loans – TJLP	17	(149)	(326)
Net liability position in TJLP		(149)	(326)
LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	32.g	‐	279,047
Loans – LIBOR	17	‐	(275,936)
Net liability position in LIBOR		‐	3,111
Total net liability position exposed to floating interest		(3,964,724)	(5,950,168)

74

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating interest risks, on June 30, 2022, the Company used the market curves of the benchmark indexes (DI, TJLP, LIBOR and SELIC) as a base scenario.

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		06/30/2022
Exposure to interest rate risk	Risk	Base Scenario
Interest effect on cash equivalents and financial investments	Increase in DI	27,513
Interest effect on debt in DI	Increase in DI	(58,489)
Effect on income of short positions in DI of debt hedging instruments	Increase in DI	(437,998)
Incremental expenses		(468,974)
Interest effect on debt in TJLP	Increase in TJLP	(8)
Incremental expenses		(8)

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 5), and trade receivables (see Note 6).

d.1 Credit risk from financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

75

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	06/30/2022	12/31/2021
AAA	5,218,559	3,606,000
AA	1,298,183	740,879
A	38,803	116,594
BBB	145,852	‐
Total	6,701,397	4,463,473

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individual or corporate customers, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company's subsidiaries request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees do not influence in the calculation of risk of loss. The Company's subsidiaries maintained the following loss allowance for expected credit losses balances on trade receivables:

	06/30/2022	12/31/2021
Ipiranga	422,914	422,542
Ultragaz	145,709	135,565
Ultracargo	3,029	1,526
Total	571,652	559,633

76

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents information on credit risk exposure, resulting from the additions of the balances of trade receivables and reseller financing:

	06/30/2022			12/31/2021
	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses
Current	0.7%	4,377,490	29,535	0.6%	3,901,536	23,476
less than 30 days	3.7%	110,616	4,147	7.3%	109,284	8,005
31-60 days	6.6%	37,204	2,446	20.4%	57,545	11,746
61-90 days	13.5%	32,861	4,432	23.0%	39,177	9,016
91-180 days	35.0%	65,894	23,094	49.1%	50,588	24,818
more than 180 days	57.4%	885,378	507,998	57.5%	838,532	482,572
		5,509,443	571,652		4,996,662	559,633

The information on loss allowance for expected credit losses balances by geographic area is as follows:

	06/30/2022	12/31/2021
Brazil	571,013	559,532
United States of America and Canada	55	3
Other Latin American countries	80	15
Europe	346	66
Others	158	17
	571,652	559,633

For more information on the loss allowance for expected credit losses, see Notes 6.a and 6.b.

77

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due to the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking the protection of price movements through hedge transactions for cargo purchased in the international market, used contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange.

The table below shows the positions of hedging financial instruments to hedge commodity price risk as of June 30, 2022 and December 31, 2021:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousands)		Fair value (R$ thousands)
	Position	Product	Maturity	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Term	Sold	Heating Oil	Aug-22	132,277	167,255	148,217	103,148	76,219	2,269
Term	Sold	RBOB	Jul-22	14,309	29,413	14,080	17,112	3,732	(967)
								79,951	1,302

78

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries believe to have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 4,121,764 (for quantitative information, see Note 17). As of June 30, 2022, the Company and its subsidiaries had R$ 6,080,080 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 5).

The table below presents a summary of financial liabilities and leases payable as of June 30, 2022 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	15,793,080	4,121,764	3,071,849	3,421,992	5,177,475
Derivative instruments (3)	2,482,148	696,876	845,391	543,751	396,130
Trade payables	6,680,793	6,680,793	‐	‐	‐
Leases payable	2,085,386	282,916	482,477	341,723	978,270

(1)	To calculate the estimated interest on loans, it was estimated based on the US dollar futures contracts and on the future curves of the DI x prefixed rate and DI x IPCA contracts, quoted on B3 on June 30, 2022.
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The hedging instruments were estimated based on the US dollar futures contracts and the future curves of the DI x prefixed rate and DI x IPCA contracts, quoted on B3 on June 30, 2022. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

f. Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 5) and loans, including debentures (see Note 17). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

79

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

The table below summarizes the gross balance of the position of hedging instruments entered by the Company and its subsidiaries: As of June 30, 2022, the Company and its subsidiaries had a provision for income tax for derivative instruments of R$ 102,568 (R$ 87,606 as of December 31, 2021):

Derivatives designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Note	Notional amount [1]		Fair value
		Assets	Liabilities			06/30/2022	12/31/2021	06/30/2022	12/31/2021
Foreign exchange swap	Financing	4.65%	104.85% of DI	Sept-23	32.h.1	USD 125,000	USD 125,000	137,116	212,510
Foreign exchange swap	Financing	USD + LIBOR-3M + 1.1368%	105.00% of DI	-	32.h.1	-	USD 50,000	‐	109,332
Interest rate swap	Financing	5.02% + IPCA	102.88% of DI	Jun-32	32.h.1	R$ 3,226,054	R$ 2,226,054	203,962	166,468
Interest rate swap	Financing	6.47%	99.94% of DI	Nov-24	32.h.1	R$ 90,000	R$ 90,000	(11,549)	(9,044)
Term	Firm commitments	BRL	Heating Oil/ RBOB	Jul-22	32.h.1	USD 162,296	USD 120,260	79,951	1,302
NDF	Firm commitments	BRL	USD	Aug-22	32.h.1	USD 187,033	USD 68,361	(8,001)	5,702
								401,479	486,270

80

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Derivatives not designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Notional amount [1]		Fair value
		Assets	Liabilities		06/30/2022	12/31/2021	06/30/2022	12/31/2021
Foreign exchange swap	Financing	USD + 0.00%	52.5% CDI	Jun-29	USD 300,000	-	305,992	-
NDF	Firm commitments	USD	BRL	Nov-22	USD 1,252,227	USD 681,846	(96,542)	3,463
Interest rate swap	Financing	5.25%	CDI - 1.36%	Jun-29	USD 300,000	USD 300,000	(300,784)	(126,752)
							(91,334)	(123,289)

¹ Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

81

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	06/30/2022	12/31/2021
Notional amount – US$	125,000	175,000
Result of hedging instruments - gain/(loss) - R$	(105,069)	21,812
Fair value adjustment of debt - R$	22,272	47,064
Finance expense of the debt - R$	44,817	(105,059)
Average effective cost - DI %	104.9	104.9

For more information, see Note 17.

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	06/30/2022	12/31/2021
Notional amount – R$	3,226,054	2,226,054
Result of hedging instruments - gain/(loss) - R$	10,501	(17,922)
Fair value adjustment of debt - R$	(604)	166,374
Finance expense of the debt - R$	(198,317)	(245,710)
Average effective cost - DI %	102.9	102.0

For more information, see Note 17.

In thousands, except the DI %	06/30/2022	12/31/2021
Notional amount – R$	90,000	90,000
Result of hedging instruments - gain/(loss) - R$	(4,124)	(10,088)
Fair value adjustment of debt - R$	1,630	11,756
Financial expense of the debt - R$	1,257	(5,914)
Average effective cost - DI %	99.9	99.9

For more information, see Note 17.

82

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until the moment of blend the fuel, as occurs with the price practiced in its sales. IPP carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	06/30/2022	12/31/2021
Notional amount – US$	349,329	188,621
Result of hedging instruments - gain/(loss) - R$	(807,070)	(129,670)
Fair value adjustment of inventories - R$	48,898	(4,352)

h.2              Cash flow hedge

Until March 31, 2022, the Company and its subsidiaries had designated, as cash flow hedge for protection against variations arising from exchange rate changes, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions.

Since April 1, 2022, the exchange rate hedging instruments for highly probable future transactions designated as cash flow hedges, referring to notes in the foreign market, no longer impact the Company and its subsidiaries due to the sale of Oxiteno (totaled US$ 386,787 as of December 31, 2021), and a realized loss was recognized in the income statement in the amount of R$ 506,375 as of June 30, 2022 (unrealized gain in the amount of R$ 107,807 as of June 30, 2021), net of deferred IRPJ and CSLL. The impacts and balances of cash flow hedge are recognized at Oxiteno and presented as “Held for sale” and “Discontinued operation”.

h.3 Net investment hedge in foreign entities

Until March 31, 2022, the Company and its subsidiaries had designated, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

As of April 1, 2022, the balance of notes in the foreign market designated as net investment hedge in foreign entities, referring to part of the investments made in entities that have a functional currency other than the Brazilian Real, no longer impact the Company and its subsidiaries due to the sale of Oxiteno (totaled US$ 95,000 as of December 31, 2021), and a gain was recognized in “Other comprehensive income” in the amount of R$ 52,837 as of June 30, 2022 (loss of R$ 12,195 as of June 30, 2021), net of deferred IRPJ and CSLL. The effects of exchange rate variation on investments and notes in the foreign market were offset in equity. The impacts and balances of net investments hedge in foreign entities are recognized at Oxiteno, and presented as “Held for sale” and “Discontinued operation”.

83

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

i. Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recognized, which affected the equity and the statement of income of the Company and its subsidiaries:

	06/30/2022		06/30/2021	12/31/2021
	Income or loss	Equity	Income or loss	Equity
a - Currency swap receivable in U.S. dollars (i) and (ii) and commodities	(508,996)	‐	(147,187)	‐
b - Interest rate swaps in R$ (iii)	(189,658)	‐	(26,901)	‐
c - Non-derivative financial instruments (iv)	(487,081)	-	78,178	(617,469)
Total	(1,185,735)	-	(95,910)	(617,469)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).
(ii)	Considers the effect of designation of foreign exchange hedging.
(iii)	Considers the effect of designation of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for more information see Note 17).

84

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair value of financial instruments

The fair values and the carrying amounts of the financial instruments, including foreign exchange and interest rate hedging instruments, are stated below:

			06/30/2022		12/31/2021
	Category		Carrying	Fair	Carrying	Fair
		Note	value	value	value	value
Financial assets:
Cash and cash equivalents
Cash and banks	Measured at amortized cost	5.a	293,749	293,749	334,547	334,547
Fixed-income securities in local currency	Measured at amortized cost	5.a	4,411,337	4,411,337	1,943,164	1,943,164
Fixed-income securities in foreign currency	Measured at amortized cost	5.a	2,217	2,217	2,363	2,363
Financial investments
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	5.b	784,812	784,812	1,607,608	1,607,608
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	5.b	417,371	417,371	103,239	103,239
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	5.b	791,911	791,911	472,552	472,552
Trade receivables	Measured at amortized cost	6.a	4,339,672	4,314,600	3,813,350	3,367,012
Reseller financing	Measured at amortized cost	6.b	1,169,771	1,169,754	1,183,312	1,176,582
Other receivables	Measured at amortized cost	6.c	843,086	843,086	85,953	85,953
Total			13,053,926	13,028,837	9,546,088	9,093,020

Financial liabilities:
Financing	Measured at fair value through profit or loss	17	666,701	666,701	1,011,374	1,011,374
Financing	Measured at amortized cost	17	4,251,612	4,063,044	8,082,323	8,380,088
Debentures	Measured at amortized cost	17	4,010,116	3,914,487	4,599,525	4,529,439
Debentures	Measured at fair value through profit or loss	17	3,594,018	3,594,019	2,487,244	2,487,244
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	17	584,334	584,334	197,177	197,177
Trade payables	Measured at amortized cost	18	6,680,793	6,616,459	5,789,954	5,727,724
Subscription warrants - indemnification	Measured at fair value through profit or loss	25	42,742	42,742	51,296	51,296
Total			19,830,316	19,481,786	22,218,893	22,384,342

85

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including foreign exchange and interest hedging instruments, was determined as described below:

  The fair value of cash and bank deposit balances are identical to their carrying values.
  Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.
  Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to market.
  The fair values of trade receivables and trade payables approximate their carrying amounts and the Company calculates their fair value through methodologies commonly used in the market.
  The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 24).
  The fair value calculation of notes in the foreign market is based on the quoted price in an active market (see Note 17).

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 5.b), (ii) loans and financing measured at fair value through profit or loss (see Note 17), (iii) guarantees to customers that have vendor arrangements (see Note 17), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, trade receivables and reseller financing are classified as financial assets measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

86

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair value hierarchy of financial instruments

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	06/30/2022	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and banks	Measured at amortized cost	5.a	293,749	‐	‐
Fixed-income securities in local currency	Measured at amortized cost	5.a	4,411,337	‐	-
Fixed-income securities in foreign currency	Measured at amortized cost	5.a	2,217	-	‐
Financial investments
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	5.b	784,812	784,812	‐
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	5.b	417,371	417,371	‐
Foreign exchange, interest rate and commodity hedging instruments	Measured at fair value through profit or loss	5.b	791,911	‐	791,911
Trade receivables	Measured at amortized cost	6.a	4,314,600	‐	‐
Reseller financing	Measured at amortized cost	6.b	1,169,754	‐	‐
Other receivables	Measured at amortized cost	6.c	843,086
Total			13,028,837

Financial liabilities:
Financing	Measured at fair value through profit or loss	17.a	666,701	‐	666,701
Financing	Measured at amortized cost	17.a	4,063,044	‐	‐
Debentures	Measured at amortized cost	17.a	3,914,487	‐	‐
Debentures	Measured at fair value through profit or loss	17.a	3,594,019	‐	3,594,019
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	17.a	584,334	‐	584,334
Trade payables	Measured at amortized cost	18	6,616,459	‐	‐
Stock warrant – indemnification(1)	Measured at fair value through profit or loss	25	42,742	‐	42,742
Total			19,481,786

(1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

87

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

k. Sensitivity analysis of derivative financial instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of June 30, 2022, Management adopted as a base scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 9.16 (R$ 10.25 as of December 31, 2021) in the base scenario.

Based on the balances of the hedging instruments and hedged items as of December 31, 2021, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

06/30/2022	Risk	Base Scenario
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar/Real swaps	Dollar appreciation	1,248,853
(2) Debts/Firm commitments in U.S. dollars		(1,248,853)
(1)+(2)	Net effect in result	‐

Currency swaps payable in U.S. dollars
(3) Real/US Dollar Swaps	Dollar devaluation	32,045
(4) Gross margin of Ipiranga		(32,045)
(3)+(4)	Net effect in result	‐

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of June 30, 2022, the Company used the futures curve of the DI x Prefixed rate contract quoted on B3 as of June 30, 2022 for each of the swap and debt (hedged item) maturities, to determine the base scenario.

Based on the scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

06/30/2022	Risk	Base Scenario
Interest rate swap (Real) - Debentures - CRA
(1) Fixed rate swap - DI	Fixed rate reduction	4,549,880
(2) Fixed rate debt		(4,549,880)
(1)+(2)	Net effect in result	‐

88

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

33 Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,222,377 m3	2049

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of June 30, 2022, these rates were R$ 8.37 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.85 per m³ for Itaqui. According to contractual conditions and tolerances, as of June 30, 2022, there were no material pending issues regarding the minimum purchase limits of the contract.

b. Area port lease

On April 9, 2021, the Company, through its subsidiary Ultracargo Logística, won the auction for leasing the IQI13 area at the Itaqui port, State of Maranhão, for storage and handling of liquid bulk products, especially fuels. In the leased area, a new terminal will be built with a minimum installed capacity of 79 thousand cubic meters. The lease will have a minimum duration of 20 years according to the auction notice. For this capacity, investments of approximately R$ 310 million is estimated, including the amount related to the grant, to be disbursed in up to six years after signing of the contract.

89

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

34 Events after the reporting period

  Conclusion of Extrafarma sale agreement

On May 18, 2021 the Company announced the signing of an agreement for the sale of all shares of Extrafarma held by subsidiary IPP to Empreendimentos Pague Menos S.A. (“Pague Menos”). On June 22, 2022, CADE approved the transaction, through the execution of a Merger Concentration Agreement (“ACC”), providing for the divestment of 8 Extrafarma stores, which did not result in change in the enterprise value. On August 1, 2022, the transaction was closed, including the fulfillment of all precedent conditions indicated by CADE. The amount of R$ 700 million was adjusted by the variations in working capital variations and net debt position of R$ 37,7 million resulting in the total amount of R$ 737,7 million. This amount is still subject to final working capital and net debt adjustments. Out of the first installment of R$ 372,3 million, R$ 365,4 were paid by Pague Menos on the present date and R$ 6,9 million were paid in cash by shareholders who exercised the preemptive rights. The payment of the two remaining installments of R$ 182,7 million each will be realized in August, 2023 and August, 2024 by Pague Menos. The Company held 100% of Extrafarma participation, through subsidiary Ipiranga.

  Consortium between Ultragaz and Supergasbrás for sharing of operating assets

On July 12, 2022, Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), pursuant to CVM Resolution 44/21, announced that it has submitted for approval of the Administrative Council for Economic Defense (“CADE”) a consortium agreement between Ultragaz and Supergasbrás Energia Ltda. (“Supergasbrás”) for the sharing of part of its operations and infrastructure of LPG storage and bottling bases (“Agreement”).

Once approved, the Agreement will allow Ultragaz to expand its presence from 19 to 25 bottling bases, providing safer supply in the regions served and better service levels, benefiting customers and resellers There will be no changes in the commercial operation of the companies.

Until the approval by CADE, the companies will operate independently in the ordinary course of business.

90

São Paulo, August 3, 2022 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in energy and infrastructure through Ipiranga, Ultragaz and Ultracargo, today announces its results for the second quarter of 2022.

Continuing operations	Net revenues	Recurring Adjusted EBITDA²	Investments
	R$ 37 billion	R$ 1,103 million	R$ 407 million

Pro forma view¹	Net revenues	Recurring Adjusted EBITDA²	Net income
	R$ 37 billion	R$ 1,119 million	R$ 460 million

¹ Considers the sum of continuing and discontinued operations

² Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  EBTIDA growth in all of the main businesses of the Group.
  Conclusion of the sale of Extrafarma in August. Subsequent cash entrance related to the sale will be reflected in the balance sheet of the 3Q22.
  Issuance of Agribusiness Receivables Certificate (tax incentive bonds – CRA) by Ipiranga in June 2022, in the total amount of R$ 1 billion and at a cost of 104.80% of the CDI.
  Financial leverage reduced to 2.2x, the lowest level of the last 4 years, due to the sale of Oxiteno in April 2022.
  Signing of the consortium agreement between Ultragaz and Supergasbrás to share operating assets, still subject to the approval by CADE.
91

Considerations on the financial and operational information

Ultrapar is in the process of completing the review of its businesses portfolio, seeking greater complementarity and synergies in its operations within the energy and infrastructure sectors in Brazil, through Ipiranga, Ultragaz and Ultracargo, in which it has a solid operational scale and structural competitive advantages, allowing greater efficiency and value generation potential. The management’s greater focus and the reduction of financial leverage are additional benefits of the process. In this context, Ultrapar announced the signing of the sale agreements of Extrafarma and Oxiteno, according to the Material Notices disclosed on May 18, 2021 and August 16, 2021, respectively. On December 31, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. The sale of Oxiteno was closed on April 1st, 2022, and thus ceased to be part of discontinued operations and Ultrapar's results as of 2Q22. The sale of Extrafarma was closed on August 1st, 2022, and its results are shown within discontinued operations. In this report, the financial information related to Ultrapar corresponds to the consolidated information (pro forma) of the Company, that is, the data considers the sum of continuing and discontinued operations unless otherwise indicated.

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("Quarterly Information") for the three months period ended on June 30, 2022, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”). The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information (pro forma). Additionally, the financial and operational information presented in this discussion is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them. Information denominated EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income) are presented in accordance to Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA based on net income is shown below:

	Quarter			Accumulated

R$ million	2Q22	2Q21	1Q22	1H22	1H21

Net income	459.9	(18.2)	461.2	921.1	119.2
(+) Income and social contribution taxes	133.2	54.9	58.9	192.1	155.9
(+) Net financial (income) expenses	509.6	2.8	358.0	867.6	336.4
(+) Depreciation and amortization	288.9	335.7	363.1	651.9	668.4
(+) Net effect of the cessation of depreciation	(13.5)	-	(65.0)	(78.5)	-

EBITDA	1,378.1	375.1	1,176.1	2,554.3	1,279.9

Accounting adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	115.9	80.3	88.4	204.3	128.1
(+) Amortization of contractual assets with customers - exclusive rights (Ultragaz)	0.4	0.4	0.4	0.7	0.8
(+) Cash flow hedge from bonds (Oxiteno)	-	47.7	48.1	48.1	91.0

Adjusted EBITDA	1,494.4	503.5	1,312.9	2,807.3	1,499.8

Adjusted EBITDA from continuing operations	1,189.0	605.4	898.9	2,087.9	1,366.0
Ultragaz	261.0	136.5	213.1	474.2	286.8
Ultracargo	129.6	100.2	113.9	243.5	192.7
Ipiranga	840.0	421.8	619.5	1,459.5	984.8
Holding, abastece aí and other companies	(42.4)	(55.9)	(50.5)	(92.9)	(103.7)
Eliminations	0.9	2.7	2.8	3.6	5.4

Adjusted EBITDA from discontinued operations	305.4	(102.0)	414.1	719.5	133.8
Oxiteno	-	273.8	396.2	396.2	500.7
Extrafarma	17.0	(373.0)	20.6	37.6	(361.5)
Capital gain from the sale of Oxiteno	289.2	-	-	289.2	-
Eliminations	(0.9)	(2.7)	(2.8)	(3.6)	(5.4)

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(53.0)	(31.7)	(25.9)	(78.9)	(37.5)
(-) Extemporaneous tax credits (Ipiranga)	(32.7)	(96.9)	-	(32.7)	(96.9)
(-) Extemporaneous tax credits (Oxiteno)	-	-	(62.4)	(62.4)	-
(-) Capital gain from the sale of Oxiteno	(289.2)	-	-	(289.2)	-
(+) Impairment (Extrafarma)	-	394.7	-	-	394.7

Recurring Adjusted EBITDA	1,119.5	769.5	1,224.6	2,344.1	1,760.0

Recurring Adjusted EBITDA from continuing operations	1,103.3	476.8	872.9	1,976.3	1,231.6
Ultragaz	261.0	136.5	213.1	474.2	286.8
Ultracargo	129.6	100.2	113.9	243.5	192.7
Ipiranga	754.3	293.2	593.6	1,347.9	850.4
Holding, abastece aí and other companies	(42.4)	(55.9)	(50.5)	(92.9)	(103.7)
Eliminations	0.9	2.7	2.8	3.6	5.4

Recurring Adjusted EBITDA from discontinued operations	16.1	292.7	351.7	367.8	528.5
Oxiteno	-	273.8	333.9	333.9	500.7
Extrafarma	17.0	21.6	20.6	37.6	33.2
Eliminations	(0.9)	(2.7)	(2.8)	(3.6)	(5.4)
92

Ultrapar

Amounts in R$ million	2Q22	2Q21	1Q22	Δ	Δ	1H22	1H21	Δ
				2Q22 v 2Q21	2Q22 v 1Q22			1H22 v 1H21
Net revenues	37,425	28,526	34,036	31%	10%	71,461	52,476	36%
Adjusted EBITDA	1,494	503	1,313	197%	14%	2,807	1,500	87%
Recurring Adjusted EBITDA[1]	1,119	769	1,225	45%	(9%)	2,344	1,760	33%
Recurring Adjusted EBITDA - Continuing operations	1,103	477	873	131%	26%	1,976	1,232	60%
Recurring Adjusted EBITDA - Discontinued operations	16	293	352	(94%)	(95%)	368	528	(30%)
Depreciation and amortization²	405	416	452	(3%)	(10%)	857	797	7%
Financial result[3]	(510)	(50)	(406)	n/a	(26%)	(916)	(427)	(114%)
Net income[4]	460	(18)	461	n/a	0%	921	119	n/a
Investments[5]	412	398	382	4%	8%	794	691	15%
Cash flow from operations	376	1,150	(1,183)	(67%)	n/a	(807)	1,278	n/a

1 Non-recurring items described in the EBITDA calculation table – page 2

2 Includes amortization of contractual assets with customers – exclusive rights

3 Includes the result of the cash flow hedge from bonds until 1Q22

4 As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5

5 Includes R$ 32 million and R$ 29 million related to the grant of Ultracargo’s terminal in Vila do Conde in 1Q22 and 1Q21, respectively, and R$ 16 million related to the grant of Ipiranga's terminal in Belém in 2Q22

Net revenues – Total of R$ 37,425 million (+31% YoY and +10% QoQ), due to the increase in net revenues in all businesses, especially Ipiranga, partially offset by the closing of the sale of Oxiteno and its respective deconsolidation from the results in 2Q22.

Recurring Adjusted EBITDA - Continuing operations – Total of R$ 1,103 million (+131% YoY and +26% QoQ), due to higher EBITDA of Ipiranga, Ultragaz and Ultracargo.

Recurring Adjusted EBITDA - Discontinued operations – Total of R$ 16 million (-94% YoY and -95% QoQ). Excluding Oxiteno’s results in 2Q21, the reduction was 23% YoY and 18% QoQ, mainly due to lower EBITDA of Extrafarma, as a result of higher expenses, offset by higher revenues on the back of the annual readjustment in the price of medicines.

Depreciation and amortization – Total of R$ 405 million (-3% YoY and -10% QoQ), as a result of Oxiteno’s deconsolidation in 2Q22, partially offset by higher investments made during the last 12 months and higher amortization of contractual assets at Ipiranga.

Results from the Holding, abastece aí and other companies – Ultrapar recorded a negative result of R$ 42 million in the Holding, abastece aí and other companies, comprised of (i) R$ 41 million of negative EBITDA from the Holding, (ii) R$ 14 million of negative EBITDA from abastece aí, due to expenses with personnel and technology, mainly concerning technology services and fraud prevention, and (iii) R$ 12 million of positive EBITDA from other companies, mainly due to higher results from Refinaria Riograndense.

Financial result – Ultrapar reported net financial expenses of R$ 510 million in 2Q22, compared to net financial expenses of R$ 50 million in 2Q21, resulting from (i) the one-off negative result of R$ 272 million of mark-to-market of hedges in 2Q22 compared to the one-off positive result of R$ 65 million in 2Q21 and (ii) the higher CDI rate, despite the lower average balance and cost of the net debt. Compared to 1Q22, a period during which Ultrapar recognized net financial expenses of R$ 406 million, the variation is explained by the same reasons already mentioned.

Net income – Total of R$ 460 million, R$ 478 million higher than 2Q21, due to higher EBITDA from continuing operations, the capital gain from the sale of Oxiteno registered in 2Q22 and the impairment of Extrafarma registered in 2Q21, attenuated by the increase in net financial expenses. Compared to 1Q22, net income remained stable.

Cash flow from operations – Generation of R$ 376 million in 2Q22, compared to the generation of R$ 1,150 million in 2Q21, mainly due to higher investments in working capital in 2Q22, especially due to significant increases in fuel prices, despite the higher EBITDA.

93

Ultragaz

	2Q22	2Q21	1Q22	Δ	Δ	1H22	1H21	Δ
				2Q22 v 2Q21	2Q22 v 1Q22			1H22 v 1H21
Total volume (000 tons)	425	439	399	(3%)	7%	824	845	(2%)
Bottled	281	299	265	(6%)	6%	545	573	(5%)
Bulk	144	140	134	3%	8%	279	272	2%
Adjusted EBITDA (R$ million)	261	137	213	91%	22%	474	287	65%
Adjusted EBITDA margin (R$/ton)	614	311	534	97%	15%	575	340	69%

Operational performance – The volume sold by Ultragaz in 2Q22 decreased 3% in relation to 2Q21, resulting from a 6% sales reduction in the bottled segment, due to lower market demand influenced by the higher LPG costs in the last 12 months. The bulk segment, on the other hand, increased 3%, due to higher sales to the commercial and services segments. Compared to 1Q22, volume sold decreased 7%, due to the typical seasonality between periods.

Net revenues – Total of R$ 2,944 million (+26% YoY), due to the pass throughs of higher LPG costs, attenuated by lower sales volume. Compared to 1Q22, net revenues increased 12%, mainly due to higher sales volume.

Cost of goods sold – Total of R$ 2,551 million (+21% YoY), due to the readjustments of LPG costs carried out by Petrobras, resulting from the increases in the international prices of oil and derivatives, and higher freight expenses, reflecting the higher price of diesel. Compared to 1Q22, cost of goods sold increased 10%, mainly due to the higher sales volume and higher freight costs.

Sales, general and administrative expenses – Total of R$ 206 million (+29% YoY), resulting from higher expenses with personnel (mainly collective bargaining agreement and variable compensation, in line with the progression of results), marketing and provisions for doubtful accounts. Compared to 1Q22, SG&A increased 16% for the same reasons already mentioned.

Adjusted EBITDA – Total of R$ 261 million, a significant increase compared to the pressured comparison basis of 2Q21, resulting from the consecutive increases of LPG costs in that period, as well as better margins in 2Q22, as a result of efficiency and productivity initiatives, partially offset by higher expenses and lower sales volume. Compared to 1Q22, Adjusted EBITDA increased 22%, mainly due to seasonally higher sales volume.

Investments – R$ 78 million were invested this quarter, directed mainly towards the acquisition and replacement of bottles, equipment installed in customers in the bulk segment and maintenance of existing operations.

94

Ultracargo

	2Q22	2Q21	1Q22	Δ	Δ	1H22	1H21	Δ
				2Q22 v 2Q21	2Q22 v 1Q22			1H22 v 1H21
Installed capacity[1] (000 m³)	955	859	955	11%	0%	955	851	12%
m³ sold (000 m³)	3,411	3,155	3,220	8%	6%	6,631	6,292	5%
Adjusted EBITDA (R$ million)	130	100	114	29%	14%	243	193	26%
Adjusted EBITDA margin (%)	60%	57%	58%	3 p.p.	2 p.p.	59%	55%	3 p.p.

1 Monthly average

Operational performance – Ultracargo's average installed capacity increased 11% YoY, as a result of capacity expansions in Itaqui and the start-up of operations in Vila do Conde terminal. The m³ sold increased 8%, with higher handling in Itaqui and the start-up of operations of Vila do Conde, attenuated by lower handling of ethanol and chemicals in Suape. Compared to 1Q22, m³ sold increased 6%, due to the ramp-up of the operations in Vila do Conde, as well as higher handling of ethanol and fuels in Suape and of chemicals in Santos.

Net revenues – Total of R$ 217 million (+23% YoY), due to contractual readjustments and higher m³ sold mostly at Itaqui and Vila do Conde. Compared to 1Q22, net revenues increased 10%, due to higher m³ sold in Vila do Conde, Suape and Santos terminals.

Cost of services provided – Total of R$ 88 million (+26% YoY), of which about half of the increase refers to costs and depreciation of the Vila do Conde terminal (operations started in December 2021), while the remainder comes from higher depreciation, due to capacity expansions in Itaqui and investments made in the last 12 months, along with the effect of inflation over personnel and inputs. Compared to 1Q22, cost of services provided increased 5%, due to higher depreciation and higher costs with inputs and maintenance.

Sales, general and administrative expenses – Total of R$ 35 million (+3% YoY), resulting from higher expenses with personnel (mainly provision for variable compensation, in line with the progression of results), attenuated by productivity and efficiency gains. Compared to 1Q22, sales, general and administrative expenses increased 14%, due to higher expenses with personnel.

Adjusted EBITDA – Ultracargo reached a record level of EBITDA of R$ 130 million (+29% YoY), as a result of the capacity expansions with profitability gains, contractual readjustments and productivity and efficiency gains. Compared to 1Q22, there was a 14% growth, mainly due to higher m³ sold, driven by higher handling in Vila do Conde.

Investments – Investments in the period amounted to R$ 36 million, directed towards efficiency gain projects, maintenance, and operational safety of the terminals.

95

Ipiranga

	2Q22	2Q21	1Q22	Δ	Δ	1H22	1H21	Δ
				2Q22 v 2Q21	2Q22 v 1Q22			1H22 v 1H21
Total volume (000 m³)	5,629	5,585	5,375	1%	5%	11,004	10,952	0%
Diesel	3,047	3,024	2,804	1%	9%	5,851	5,775	1%
Otto cycle	2,472	2,453	2,463	1%	0%	4,935	4,954	0%
Others¹	111	109	107	2%	4%	218	223	(2%)
Adjusted EBITDA (R$ million)	840	422	620	99%	36%	1,460	985	48%
Adjusted EBITDA margin (R$/m³)	149	76	115	98%	29%	133	90	48%
Results from disposal of assets	53	32	26	67%	105%	79	37	110%
Extemporaneous tax credits	33	97	-	(66%)	n/a	33	97	(66%)
Recurring Adjusted EBITDA (R$ million)	754	293	594	157%	27%	1,348	850	59%
Recurring Adjusted EBITDA margin (R$/m³)	134	52	110	155%	21%	122	78	58%

¹ Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – The volume sold by Ipiranga grew 1% YoY, with an increase of 1% in the Otto cycle and diesel, influenced by a decision to lower sales in the spot market. Compared to 1Q22, volume was 5% higher, due to 9% growth in diesel, resulting mainly from the typical seasonality between the periods.

Net revenues – Total of R$ 33,706 million (+41% YoY), due to the cost pass throughs of higher oil derivatives and ethanol prices. Compared to 1Q22, net revenues increased 18% for the same reasons already mentioned, as well as higher sales volume.

Cost of goods sold – Total of R$ 32,391 million (+39% YoY), due to increased costs of oil derivatives and ethanol arising from the increase in international prices. Compared to 1Q22, cost of goods sold increased 17%, due to higher average prices of oil derivatives and higher sales volume.

Sales, general and administrative expenses – Total of R$ 646 million (+31% YoY), resulting from higher expenses with personnel (mainly collective bargaining agreement and variable compensation, in line with the progression of results), freight (increased diesel price) and AmPm’s company-operated stores, along with lower reversal of provisions for doubtful accounts. Compared to 1Q22, sales, general and administrative expenses increased 17%, due to higher expenses with personnel, freight and contingencies.

Other operating results – Total costs of R$ 130 million, a worsening of R$ 204 million in relation to 2Q21, due to costs with CBios in the amount of R$ 180 million in 2Q22 (R$ 148 million higher than 2Q21) and the constitution of R$ 33 million in extemporaneous tax credits (R$ 64 million lower than 2Q21). Compared to 1Q22, the worsening was of R$ 20 million, due to higher costs with CBios in the amount of R$ 54 million, offset by the constitution of credits of R$ 33 million already mentioned above.

Results from disposal of assets – Total of R$ 53 million, an increase of R$ 21 million and R$ 27 million compared to 2Q21 and to 1Q22, respectively, due to higher sales of real estate assets.

Recurring Adjusted EBITDA – Total of R$ 754 million (+157% YoY and +27% QoQ), due to better margins and higher sales volume, attenuated by higher expenses and higher costs with CBios.

Investments – R$ 285 million were invested, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Out of the total investments, R$ 108 million refer to additions to fixed and intangible assets and R$ 186 million to contractual assets with customers (exclusive rights). These amounts were reduced by the receipt of R$ 10 million of installments from the financing granted to customers, net of releases.

96

Indebtedness (R$ million)

Ultrapar consolidated	2Q22	2Q21	1Q22
Gross debt	(13,107)	(16,106)	(15,783)
Cash and cash equivalents	6,739	6,979	4,223
Net debt (ex-IFRS 16)	(6,368)	(9,127)	(11,560)
Leases payable	(1,804)	(1,796)	(1,864)
Net debt	(8,172)	(10,923)	(13,424)
Net debt/LTM Adjusted EBITDA¹	2.2x	2.8x	3.1x
Average cost of debt	96% DI	114% DI	97% DI
	DI - 0.5%	DI + 0.5%	DI - 0.3%
Average cash yield (% DI)	79%	76%	71%
Average debt duration (years)	4.2	4.4	4.3

¹ LTM Adjusted EBITDA does not include Extrafarma’s impairment of R$ 428 million (R$ 395 million registered in 2Q21 and R$ 33 million in 4Q21), capital gain from the sale of ConectCar of R$ 76 million in 4Q21 and capital gain from the sale of Oxiteno of R$ 289 million in 2Q22

Ultrapar ended 2Q22 with net financial debt of R$ 6.4 billion, composed of a gross indebtedness of R$ 13.1 billion, and cash position of R$ 6.7 billion. Considering the leases payable (IFRS 16) of R$ 1.8 billion, the total net debt was R$ 8.2 billion (2.2x LTM Adjusted EBITDA) compared to R$ 13.4 billion on March 31, 2022 (3.1x LTM Adjusted EBITDA). The reduction in the net debt in comparison to the position at the end of 1Q22 is mainly due to the cash inflow related to the sale of Oxiteno in April 2022, attenuated by the consumption of cash with working capital. A portion of the amount received from the sale of Oxiteno was used to partially repurchase the bonds, also reducing the gross debt and the cost of carrying debt for Ultrapar. The financial leverage reduction reflects the reduction of the net debt and the EBITDA growth from the continuing operations.

Maturity profile and debt breakdown:

97

Updates on ESG themes

In April, for the second consecutive year, Ultrapar held its Innovation Event with the theme Energy and Sustainability, aimed at the leaders of the Holding and the businesses, with more than 700 leaders of the Group participating. In June, the Company formally informed its attendance in the second edition of the Inova 2030 Dispara, an initiative of the Global Compact’s Brazil Network that seeks to promote the education of the youth and foster shared value projects as well as to contribute with the Sustainable Development Goals (SDGs). Ultrapar also contributed to develop the industry inventory with IBP, which has the purpose of calculating the greenhouse effect gases emitted by the Brazilian oil and gas industry.

In May, Ultragaz released its 2021 Sustainability Report (click here to access the file – Portuguese only). During the quarter, Ultragaz also organized meetings with its critical suppliers to promote their involvement with the CDP Program for Climate Change and Water Management. The company also took part in several social actions, such as the Carreta Cinema Ultragaz Project, screening movies to more than 10 thousand children and teenagers in 14 Brazilian states.

In May, Ultracargo adhered to the UN Global Compact, strengthening its commitment with the SDGs. The Socio-Emotional Dialogues project, a social action focused on the Education pillar, was developed along with the Ayrton Senna Institute in São Luís (state of Maranhão), reaching 21 schools to train about 160 teachers. The Integrar Arte e Vida project was also initiated in May and was promoted by the Brazilian Sports Association and the Brazilian Development, Sports, and Education Association, sponsored by means of the sports incentive federal law. Located in the Alemoa complex, in Santos, this project offers cultural and sports workshops to about 240 young people, from ages 6 to 17, outside the school hours, and it is a way of reducing the school dropout rates. In June, along with Ultrapar, Ultracargo donated more than a thousand basic food baskets and hygiene kits, 3 thousand liters of drinkable water and mattresses to the communities in Cabo de Santo Agostinho and Ipojuca (state of Pernambuco), impacted by the heavy rains, as well as rubber boots to the SAMU (emergency service) of Pernambuco, which was involved in rescuing the victims.

In May, Ipiranga released its 2021 Sustainability Report (click here to access the file). In June, the Operação Mulher Program was released to provide technical qualification to women so they could work for Ipiranga or the industry market. Ipiranga also won the Maio Amarelo 2022 Award thanks to its partnership with Pró-Frotas in a campaign to promote awareness on traffic safety, reaching more than 10 million people. The Merco Responsabilidade ESG 2021 ranking acknowledged Ipiranga with the first place among the companies of the energy industry, being among the 100 most responsible Brazilian companies in ESG. The companies are ranked based on a reputational questionnaire filled by external stakeholders, based on their perception over such companies.

98

Capital markets

Ultrapar’s combined average daily financial volume on B3 and NYSE totaled R$ 125 million/day in 2Q22 (-15% YoY). Ultrapar’s shares ended the quarter quoted at R$ 12.31 on B3, a depreciation of 13% in the quarter, while the Ibovespa stock index fell by 18%. In NYSE, Ultrapar’s shares decreased 22% in 2Q22, while the Dow Jones stock index depreciated 11%. Ultrapar ended 2Q22 with a market cap of R$ 14 billion.

Capital markets	2Q22	2Q21	1Q22	1H22	1H21
Final number of shares (000)	1,115,152	1,115,077	1,115,152	1,115,152	1,115,077
Market capitalization¹ (R$ million)	13,728	20,506	15,779	13,728	20,506
B3
Average daily trading volume (000 shares)	7,891	5,732	7,231	7,276	6,291
Average daily financial volume (R$ 000)	105,168	116,073	102,384	99,379	130,551
Average share price (R$/share)	13.33	20.25	14.16	13.66	20.75
NYSE
Quantity of ADRs² (000 ADRs)	50,438	50,363	50,438	50,438	50,363
Average daily trading volume (000 ADRs)	1,480	1,533	1,299	1,388	1,908
Average daily financial volume (US$ 000)	3,938	5,951	3,531	3,730	7,342
Average share price (US$/ADRs)	2.66	3.88	2.72	2.69	3.85
Total
Average daily trading volume (000 shares)	9,371	7,265	8,531	8,664	8,198
Average daily financial volume (R$ 000)	124,690	147,500	120,690	118,279	170,290

   ¹ Calculated on the closing share price for the period

   ² 1 ADR = 1 common share

UGPA3 x Ibovespa performance – 2Q22

(Mar 31, 2022 = 100)

99

2Q22 Conference call

Ultrapar will host a conference call for analysts and investors on August 4, 2022, to comment on the Company’s performance in the second quarter of 2022 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via webcast and held in Portuguese with simultaneous translation into English. The access link is available at ri.ultra.com.br. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation to English

Time: 11:00 a.m. (BRT) / 10:00 a.m. (EDT)

Participants in Brazil: +55 (11) 3181-8565 or +55 (11) 4090-1621

Code: Ultrapar – in Portuguese

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 3167603#

International participants: +1 (844) 204-8942 or +1 (412) 717-9627

Code: Ultrapar – in English

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 9792937#

100

ULTRAPAR
CONSOLIDATED BALANCE SHEET

In million of Reais	JUN 22	Continuing operations¹	Discontinued operations¹	JUN 21	MAR 22	Continuing operations¹	Discontinued operations¹

ASSETS

Cash and cash equivalents	4,745.1	4,707.3	37.8	2,860.3	2,701.5	2,252.5	449.0
Financial investments and hedge derivative financial instruments	1,372.8	1,372.8	(0.0)	3,356.0	964.5	936.6	27.9
Trade receivables and reseller financing	4,547.1	4,423.9	123.2	4,363.1	5,596.7	4,468.6	1,128.1
Inventories	6,573.3	6,010.5	562.8	4,888.8	6,445.9	4,242.3	2,203.6
Recoverable taxes	1,488.9	1,422.1	66.8	1,423.1	2,000.6	1,301.6	699.0
Prepaid expenses	152.3	143.1	9.1	159.8	191.5	149.0	42.5
Contractual assets with customers - exclusive rights	579.4	579.4	-	514.4	573.7	573.7	-
Other receivables	119.1	101.5	17.6	112.9	93.8	51.6	42.2
Total Current Assets	19,578.0	18,760.6	817.3	17,678.5	18,568.1	13,975.8	4,592.3

Financial investments and hedge derivative financial instruments	621.3	621.3	-	762.5	557.3	557.3	-
Trade receivables and reseller financing	513.9	513.9	-	500.8	492.5	492.3	0.2
Deferred income and social contribution taxes	1,016.6	812.1	204.5	1,081.6	1,315.2	608.5	706.7
Recoverable taxes	1,352.2	1,330.6	21.7	1,657.2	1,604.6	1,204.9	399.8
Escrow deposits	875.1	871.4	3.7	862.7	853.5	845.6	7.9
Prepaid expenses	64.9	64.9	0.0	66.8	74.4	66.9	7.5
Contractual assets with customers - exclusive rights	1,646.2	1,646.2	-	1,297.2	1,570.1	1,570.1	-
Other receivables	861.9	861.9	-	171.3	153.5	153.4	0.0
Investments	117.2	117.2	-	175.1	113.3	94.4	18.9
Right to use assets	2,049.9	1,723.2	326.8	2,057.5	2,111.5	1,765.0	346.5
Property, plant and equipment	5,768.7	5,624.6	144.1	8,030.9	8,344.8	5,564.3	2,780.5
Intangible assets	1,828.4	1,751.1	77.3	1,631.2	1,901.6	1,660.8	240.8
Total Non-Current Assets	16,716.2	15,938.1	778.1	18,294.7	19,092.3	14,583.4	4,508.9

TOTAL ASSETS	36,294.2	34,698.8	1,595.4	35,973.2	37,660.4	28,559.3	9,101.1

LIABILITIES

Loans, financing and hedge derivative financial instruments	324.3	324.3	-	1,548.7	1,089.1	985.7	103.3
Debentures	3,382.8	3,382.8	-	1,480.6	4,012.6	4,012.6	-
Trade payables	6,889.7	6,680.8	208.9	5,492.6	6,367.4	5,324.2	1,043.2
Salaries and related charges	376.3	321.4	54.8	434.2	426.4	267.6	158.8
Taxes payable	534.2	515.7	18.5	496.1	537.2	331.4	205.8
Leases payable	278.8	206.6	72.2	286.6	287.1	208.0	79.1
Other payables	889.2	886.4	2.8	314.2	383.4	356.4	26.9
Total Current Liabilities	12,675.3	12,318.1	357.3	10,053.1	13,103.2	11,485.9	1,617.2

Loans, financing and hedge derivative financial instruments	5,178.4	5,178.4	0.0	7,698.6	7,522.3	7,521.8	0.4
Debentures	4,221.4	4,221.4	-	5,377.7	3,159.1	3,159.1	-
Provisions for tax, civil and labor risks	989.7	987.7	2.0	768.6	893.9	843.8	50.1
Post-employment benefits	197.3	197.0	0.3	260.0	200.4	193.9	6.5
Leases payable	1,525.1	1,215.3	309.8	1,509.1	1,577.3	1,246.5	330.8
Other payables	214.7	212.4	2.2	257.3	216.8	211.6	5.2
Total Non-Current Liabilities	12,326.5	12,012.2	314.3	15,871.3	13,569.9	13,176.8	393.1

TOTAL LIABILITIES	25,001.8	24,330.2	671.6	25,924.4	26,673.1	24,662.7	2,010.4

EQUITY

Share capital	5,171.8	5,171.8	-	5,171.8	5,171.8	5,171.8	-
Reserves	5,467.6	5,467.6	-	5,007.9	5,467.7	5,467.7	-
Treasury shares	(488.4)	(488.4)	-	(489.1)	(488.4)	(488.4)	-
Other	690.3	690.3	-	(25.9)	391.3	391.3	-
Non-controlling interests in subsidiaries	451.2	451.2	-	384.1	445.1	445.1	-
Total Equity	11,292.4	11,292.4	-	10,048.8	10,987.3	10,987.3	-

TOTAL LIABILITIES AND EQUITY	36,294.2	35,622.6	671.6	35,973.2	37,660.4	35,650.0	2,010.4

Cash and financial investments	6,739.2	n/a	n/a	6,978.7	4,223.3	n/a	n/a
Loans and debentures	(13,106.8)	n/a	n/a	(16,105.6)	(15,783.0)	n/a	n/a
Leases payable	(1,803.9)	n/a	n/a	(1,795.7)	(1,864.4)	n/a	n/a
Net Cash (debt)	(8,171.5)	n/a	n/a	(10,922.6)	(13,424.2)	n/a	n/a

Net Cash (debt) ex-IFRS 16	(6,367.6)	n/a	n/a	(9,126.9)	(11,559.8)	n/a	n/a

¹ Since the financial management is unified in the Holding, the individual view of the balance sheet of continuing and discontinued operations does not reflect the reality of the companies (assets and liabilities differ)

101

ULTRAPAR
INCOME STATEMENT

In million of Reais	2Q22	Continuing operations	Discontinued operations	2Q21	Continuing operations	Discontinued operations	1Q22	Continuing operations	Discontinued operations	1H22	1H21

Net revenues from sales and services	37,425.1	36,879.4	545.8	28,526.1	26,346.3	2,179.8	34,036.0	31,503.3	2,532.7	71,461.2	52,476.3

Cost of products and services sold	(35,401.7)	(35,027.5)	(374.1)	(27,030.3)	(25,394.4)	(1,635.9)	(31,952.7)	(30,033.6)	(1,919.1)	(67,354.3)	(49,264.7)

Gross profit	2,023.5	1,851.9	171.6	1,495.8	951.9	543.8	2,083.3	1,469.7	613.7	4,106.8	3,211.7

Operating expenses
Selling and marketing	(699.0)	(546.6)	(152.4)	(700.3)	(443.4)	(256.9)	(755.3)	(502.8)	(252.5)	(1,454.2)	(1,358.8)
General and administrative	(448.8)	(408.2)	(40.6)	(473.1)	(321.6)	(151.6)	(457.4)	(338.2)	(119.2)	(906.3)	(941.8)

Other operating income, net	(137.7)	(136.9)	(0.8)	78.3	79.3	(0.9)	(93.4)	(102.3)	8.9	(231.0)	65.9
Results from disposal of assets	343.5	55.6	287.9	32.1	32.0	0.1	22.6	25.1	(2.5)	366.1	40.1
Impairment	-	-	-	(394.7)	-	(394.7)	-	-	-	-	(394.7)

Operating income (loss)	1,081.5	815.8	265.8	38.1	298.2	(260.1)	799.8	551.4	248.4	1,881.3	622.4

Financial result
Financial income	210.2	209.7	0.5	150.6	138.1	12.5	111.7	81.3	30.4	321.8	212.1
Financial expenses	(719.7)	(708.3)	(11.4)	(153.3)	(241.3)	87.9	(469.7)	(506.2)	36.5	(1,189.4)	(548.6)
Share of profit (loss) of subsidiaries, joint ventures and associates	7.7	7.7	-	1.3	1.3	0.0	13.3	13.5	(0.2)	21.0	(10.9)

Income before income and social contribution taxes	579.7	324.8	254.8	36.6	196.4	(159.7)	455.1	140.1	315.0	1,034.8	275.1

Income and social contribution taxes
Current	(357.1)	(100.9)	(256.2)	(245.5)	(157.0)	(88.5)	(290.2)	(94.5)	(195.7)	(647.3)	(363.7)
Deferred	208.2	157.4	50.8	168.5	80.7	87.7	187.7	55.2	132.5	395.9	173.9
Tax incentives	15.7	15.7	-	22.2	5.1	17.1	43.6	16.0	27.6	59.3	34.0

Net effect of the cessation of depreciation¹	13.5	-	13.5	-	-	-	65.0	-	65.0	78.5	-

Net income (loss)	459.9	397.0	62.9	(18.2)	125.2	(143.4)	461.2	116.8	344.3	921.1	119.2

Net income attributable to:
Shareholders of the Company	452.9	390.0	62.9	(31.1)	112.3	(143.4)	452.3	107.9	344.3	905.1	101.1
Non-controlling interests in subsidiaries	7.1	7.1	-	12.8	12.8	-	8.9	8.9	-	16.0	18.1

Adjusted EBITDA	1,494.4	1,189.0	305.4	503.5	605.4	(102.0)	1,312.9	898.9	414.1	2,807.3	1,499.8

Non-recurring items
Results from disposal of assets (Ipiranga)	(53.0)	(53.0)	-	(31.7)	(31.7)	-	(25.9)	(25.9)	-	(78.9)	(37.5)
Extemporaneous tax credits (Ipiranga)	(32.7)	(32.7)	-	(96.9)	(96.9)	-	-	-	-	(32.7)	(96.9)
Extemporaneous tax credits (Oxiteno)	-	-	-	-	-	-	(62.4)	-	(62.4)	(62.4)	-
Impairment (Extrafarma)	-	-	-	394.7	-	394.7	-	-	-	-	394.7
Capital gain from the sale of Oxiteno	(289.2)	-	(289.2)	-	-	-	-	-	-	(289.2)	-

Recurring Adjusted EBITDA	1,119.5	1,103.3	16.1	769.5	476.8	292.7	1,224.6	872.9	351.7	2,344.1	1,760.0

Depreciation and amortization²	405.2	365.6	39.6	416.4	305.9	110.4	451.8	333.9	117.9	857.0	797.3

Cash flow hedge from bonds	-	-	-	47.7	-	47.7	48.1	-	48.1	48.1	91.0

Total investments³	411.6	406.8	4.7	397.6	316.0	81.6	382.5	304.5	78.0	794.0	691.4

Ratios

Earnings per share (R$)	0.42	0.36	0.06	0.26	0.12	0.14	0.41	0.11	0.31	0.84	0.38
Net debt / LTM Adjusted EBITDA[4]	2.22	n/a	n/a	2.81	n/a	n/a	3.07	n/a	n/a	2.22	2.81
Gross margin (%)	5.4%	5.0%	31.4%	5.2%	3.6%	24.9%	6.1%	4.7%	24.2%	5.7%	6.1%
Operating margin (%)	2.9%	2.2%	48.7%	0.1%	1.1%	(11.9%)	2.3%	1.8%	9.8%	2.6%	1.2%
Adjusted EBITDA margin (%)	4.0%	3.2%	56.0%	1.8%	2.3%	(4.7%)	3.9%	2.9%	16.3%	3.9%	2.9%
Recurring Adjusted EBITDA margin (%)	3.0%	3.0%	3.0%	2.7%	1.8%	13.4%	3.6%	2.8%	13.9%	3.3%	3.4%

Number of employees	14,958	9,350	5,608	16,458	8,548	7,910	16,643	9,033	7,610	14,958	16,458
1 As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5

2 Includes amortization with contractual assets with customers – exclusive rights

3 Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of repayments) and acquisition of shareholdings

4 LTM Adjusted EBITDA does not include impairment of Extrafarma of R$ 428 million (R$ 395 million registered in 2Q22 and R$ 33 million in 4Q21), capital gain from the sale of ConectCar of R$ 76 million in 4Q21 and capital gain from the sale of Oxiteno of R$ 289 million in 2Q22

102

ULTRAPAR
CASH FLOWS

In million of Reais	JAN - JUN 2022		JAN - JUN 2021 Re-presented

Cash flows from operating continuing activities
Net income - continuing operations	513.9	0	315.4
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	(21.2)	0	10.9
Amortization of contractual assets with customers - exclusive rights and right-of-use assets	346.2	0	257.4
Depreciation and amortization	359.1	0	322.0
Interest and foreign exchange rate variations	819.8	0	498.5
Current and deferred income and social contribution taxes	(48.9)	0	162.0
Results from disposal of assets	(80.7)	0	(40.4)
Equity instrument granted	9.6	0	6.8
Provision for decarbonization - CBios	306.4	0	64.9
Other provisions and adjustments	43.6	0	(85.7)

	2,247.6	0	1,511.7

(Increase) decrease in assets
Trade receivables and reseller financing	(523.3)	0	(494.9)
Inventories	(2,094.6)	0	(855.0)
Recoverable taxes	(371.2)	0	(287.0)
Dividends received from subsidiaries, joint ventures and associates	0.1	0	0.1
Other assets	(120.2)	0	(11.4)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	852.0	0	979.5
Salaries and related charges	(8.7)	0	(4.3)
Tax obligations	(17.6)	0	(9.9)
Other liabilities	88.4	0	(77.8)

CBios acquisition	(449.3)	0	(59.0)
Payments of contractual assets with customers - exclusive rights	(311.0)	0	(83.6)
Income and social contribution taxes paid	(138.3)	0	(100.3)

Net cash provided by (used in) operating activities - continuing operations	(846.0)	0	508.0

Net cash provided by (used in) operating activities - discontinued operations	39.4	0	770.1

Net cash provided by (used in) operating activities	(806.6)	0	1,278.1

Cash flows from investing activities
Financial investments, net of redemptions	733.4	0	1,692.6
Acquisition of property, plant and equipment and intangible assets	(479.3)	0	(542.5)
Receipt of the intercompany loan due by Oxiteno S.A to Ultrapar International	3,980.7	0	-
Proceeds from disposal of investments and assets	2,313.1	0	68.4
Capital increase in subsidiary and joint ventures	(16.0)	0	(22.0)
Transactions with discontinued operations	987.9	0	-
Related parties	-	0	(19.4)

Net cash provided by (used in) investing activities - continuing operations	7,519.8	0	1,177.1

Net cash provided by (used in) investing activities - discontinued operations	(198.4)	0	(177.0)

Net cash provided by (used in) investing activities	7,321.4	0	1,000.1

Cash flows from financing activities
Loans and debentures
Proceeds	969.6	0	449.5
Amortization	(4,104.5)	0	(1,370.0)
Interest paid	(678.9)	0	(343.0)
Payments of leases¹	(194.1)	0	(164.2)
Dividends paid	(241.1)	0	(488.6)
Capital increase made by non-controlling interests and redemption of shares	21.6	0	-
Related parties	0.4	0	(0.1)

Net cash provided by (used in) financing activities - continuing operations	(4,227.0)		(1,916.5)

Net cash provided by (used in) financing activities - discontinued operations	(171.9)		(167.5)

Net cash provided by (used in) financing activities	(4,398.9)		(2,084.0)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations	(19.6)		11.1

Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations	(19.3)		(6.4)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	(38.9)		4.6

Increase (decrease) in cash and cash equivalents - continuing operations	2,427.2		198.8

Increase (decrease) in cash and cash equivalents - descontinued operations	(350.2)		-

Increase (decrease) in cash and cash equivalents	2,077.0		198.8

Cash and cash equivalents at the beginning of the period - continuing operations	2,280.1		2,661.5

Cash and cash equivalents at the beginning of the period - descontinued operations	388.0		-

Cash and cash equivalents at the beginning of the period	2,668.1		2,661.5

Cash and cash equivalents at the end of the period - continuing operations	4,707.3		2,860.3

Cash and cash equivalents at the end of the period - descontinued operations	37.8		-

Cash and cash equivalents at the end of the period	4,745.1		2,860.3

Transactions without cash effect:

Addition on right to use assets and leases payable	252.2		103.5
Addition on contractual assets with customers - exclusive rights	40.6		158.3
Reversal fund - private pension	3.1		3.7
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	0.7		1.4

¹ Includes R$ 32 million and R$ 29 million related to the grant of Ultracargo's terminal in Vila do Conde in 1Q22 and 1Q21, respectively, and R$ 16 million related to the grant of Ipiranga's terminal in Belém in 2Q22

103

ULTRAGAZ
CONSOLIDATED BALANCE SHEET

In million of Reais	JUN 22	JUN 21	MAR 22

OPERATING ASSETS
Trade receivables	569.6	449.3	540.0
Non-current trade receivables	18.8	32.8	29.2
Inventories	199.2	154.2	192.3
Taxes	100.8	79.1	97.5
Escrow deposits	207.6	219.9	208.5
Other	84.5	79.2	81.7
Right to use assets	124.6	92.6	114.2
Property, plant and equipment / Intangibles	1,245.4	1,135.9	1,227.4
TOTAL OPERATING ASSETS	2,550.4	2,242.9	2,490.7

OPERATING LIABILITIES
Trade payables	166.0	112.2	174.2
Salaries and related charges	89.9	80.4	78.0
Taxes	16.5	14.4	18.5
Judicial provisions	125.2	130.0	122.9
Leases payable	162.3	144.7	152.0
Other	83.7	54.0	55.7
TOTAL OPERATING LIABILITIES	643.6	535.7	601.4

CONSOLIDATED INCOME STATEMENT

In million of Reais	2Q22	2Q21	1Q22	1H22	1H21

Net revenues	2,944.2	2,345.6	2,639.3	5,583.4	4,383.4
Cost of products sold	(2,550.8)	(2,115.3)	(2,323.0)	(4,873.8)	(3,927.3)
Gross profit	393.4	230.3	316.3	709.6	456.2
Operating expenses
Selling and marketing	(144.8)	(112.2)	(123.1)	(267.9)	(208.4)
General and administrative	(61.1)	(47.1)	(54.7)	(115.8)	(97.6)
Other operating income	0.3	1.8	4.3	4.6	7.4
Results from disposal of assets	(0.1)	0.3	(0.7)	(0.8)	2.9
Operating income (loss)	187.6	73.1	142.0	329.6	160.5

Share of profit (loss) of subsidiaries, joint ventures and associates	0.0	0.0	(0.0)	0.0	0.0

Adjusted EBITDA	261.0	136.5	213.1	474.2	286.8

Depreciation and amortization¹	73.4	63.4	71.1	144.5	126.2

Ratios
Gross margin (R$/ton)	925	525	793	861	540
Operating margin (R$/ton)	441	166	356	400	190
Adjusted EBITDA margin (R$/ton)	614	311	534	575	340

Number of employees	3,420	3,419	3,421	3,420	3,419

1 Includes amortization with contractual assets with customers - exclusive rights

104

ULTRACARGO
CONSOLIDATED BALANCE SHEET

In million of Reais	JUN 22	JUN 21	MAR 22

OPERATING ASSETS
Trade receivables	19.5	22.3	15.2
Inventories	9.7	7.9	9.0
Taxes	13.6	29.2	15.3
Other	39.2	27.3	20.3
Right to use assets	580.1	458.5	581.2
Property, plant and equipment / Intangibles / Investments	1,710.5	1,618.0	1,699.8
TOTAL OPERATING ASSETS	2,372.7	2,163.1	2,340.8

OPERATING LIABILITIES
Trade payables	48.2	38.7	33.0
Salaries and related charges	37.6	36.8	34.8
Taxes	8.8	5.3	7.2
Judicial provisions	9.5	10.3	10.0
Leases payable	514.4	415.2	505.4
Other¹	72.1	68.9	54.1
TOTAL OPERATING LIABILITIES	690.5	575.3	644.5

1 Includes the long term obligations with clients account

CONSOLIDATED INCOME STATEMENT

In million of Reais	2Q22	2Q21	1Q22	1H22	1H21

Net revenues	216.8	175.8	197.4	414.2	347.9
Cost of services provided	(87.7)	(69.8)	(83.7)	(171.4)	(138.6)
Gross profit	129.1	106.0	113.7	242.8	209.3
Operating expenses
Selling and marketing	(2.8)	(2.0)	(3.9)	(6.7)	(4.1)
General and administrative	(31.8)	(31.7)	(26.6)	(58.4)	(63.4)
Other operating income	(0.1)	4.1	(1.3)	(1.3)	3.2
Results from disposal of assets	(0.1)	(0.0)	(0.1)	(0.2)	0.0
Operating income (loss)	94.3	76.3	81.9	176.2	145.1

Share of profit (loss) of subsidiaries, joint ventures and associates	(0.3)	0.1	(0.5)	(0.8)	0.6

Adjusted EBITDA	129.6	100.2	113.9	243.5	192.7

Depreciation and amortization	35.6	23.8	32.5	68.1	47.1

Ratios

Gross margin (%)	59.6%	60.3%	57.6%	58.6%	60.2%
Operating margin (%)	43.5%	43.4%	41.5%	42.5%	41.7%
Adjusted EBITDA margin (%)	59.8%	57.0%	57.7%	58.8%	55.4%

Number of employees	864	888	853	864	888

105

IPIRANGA
CONSOLIDATED BALANCE SHEET

In million of Reais	JUN 22	JUN 21	MAR 22

OPERATING ASSETS
Trade receivables	3,855.9	2,980.6	3,922.1
Non-current trade receivables	495.1	467.8	463.1
Inventories	5,800.0	2,988.6	4,039.4
Taxes	2,214.2	1,644.7	1,979.5
Contractual assets with customers - exclusive rights	2,222.1	1,806.7	2,140.1
Other	491.6	473.0	491.4
Right to use assets	1,011.6	1,086.8	1,035.5
Property, plant and equipment / Intangibles / Investments	4,114.7	3,558.2	3,978.6
TOTAL OPERATING ASSETS	20,205.2	15,006.4	18,049.6

OPERATING LIABILITIES
Trade payables	6,401.7	4,037.0	5,031.6
Salaries and related charges	138.2	108.1	111.1
Post-employment benefits	210.5	267.6	207.6
Taxes	176.2	182.6	219.1
Judicial provisions	305.0	212.2	298.9
Leases payable	737.5	766.1	759.0
Other	483.3	281.0	392.9
TOTAL OPERATING LIABILITIES	8,452.4	5,854.6	7,020.2

CONSOLIDATED INCOME STATEMENT

In million of Reais	2Q22	2Q21	1Q22	1H22	1H21

Net revenues	33,706.0	23,863.8	28,670.0	62,376.0	43,708.8
Cost of products and services sold	(32,391.5)	(23,267.2)	(27,629.8)	(60,021.3)	(42,215.0)
Gross profit	1,314.5	596.6	1,040.1	2,354.7	1,493.8
Operating expenses
Selling and marketing	(398.2)	(314.8)	(374.0)	(772.3)	(620.2)
General and administrative	(247.7)	(178.1)	(178.9)	(426.6)	(359.8)
Other operating income	(129.9)	73.7	(110.3)	(240.3)	53.9
Results from disposal of assets	53.0	31.7	25.9	78.9	37.5
Operating income (loss)	591.7	209.1	402.7	994.4	605.1

Share of profit (loss) of subsidiaries, joint ventures and associates	0.8	4.7	1.2	2.0	(1.8)

Adjusted EBITDA	840.0	421.8	619.5	1,459.5	984.8

Non-recurring items
Results from disposal of assets	(53.0)	(31.7)	(25.9)	(78.9)	(37.5)
Extemporaneous tax credits	(32.7)	(96.9)	-	(32.7)	(96.9)

Recurring Adjusted EBITDA	754.3	293.2	593.6	1,347.9	850.4

Depreciation and amortization¹	247.5	208.1	215.6	463.1	381.5

Ratios

Gross margin (R$/m³)	234	107	194	214	136
Operating margin (R$/m³)	105	37	75	90	55
Adjusted EBITDA margin (R$/m³)	149	76	115	133	90
Recurring Adjusted EBITDA margin (R$/m³)	134	52	110	122	78

Number of service stations	7,010	7,110	7,131	7,010	7,110

Number of employees	4,363	3,723	4,064	4,363	3,723

1 Includes amortization with contractual assets with customers - exclusive rights

106

EXTRAFARMA
BALANCE SHEET

In million of Reais	JUN 22	JUN 21	MAR 22

OPERATING ASSETS
Trade receivables	123.2	41.4	115.1
Inventories	562.8	510.4	548.6
Taxes	86.5	87.6	89.8
Other	35.1	34.6	38.7
Right to use assets	313.2	348.8	317.1
Property, plant and equipment / Intangibles	207.9	256.0	221.7
TOTAL OPERATING ASSETS	1,328.6	1,278.9	1,330.9

OPERATING LIABILITIES
Trade payables	208.9	191.7	180.2
Salaries and related charges	54.8	53.1	46.9
Taxes	18.5	16.4	16.1
Judicial provisions	2.5	9.9	2.9
Leases payable	382.0	389.2	381.4
Other	10.6	17.0	13.1
TOTAL OPERATING LIABILITIES	677.3	677.3	640.6

INCOME STATEMENT

In million of Reais	2Q22	2Q21	1Q22	1H22	1H21

Gross revenues	575.8	541.8	529.0	1,104.8	1,059.0

Sales returns, discounts and taxes	(30.0)	(27.9)	(28.3)	(58.3)	(55.3)

Net revenues	545.8	513.9	500.7	1,046.4	1,003.7

Cost of products and services sold	(374.1)	(352.4)	(346.3)	(720.5)	(698.4)

Gross profit	171.6	161.5	154.4	326.0	305.3

Operating expenses	(192.1)	(177.3)	(169.1)	(361.2)	(344.8)
Other operating income	(0.8)	(1.2)	(1.4)	(2.2)	(2.6)
Results from disposal of assets	(1.3)	(0.0)	(2.9)	(4.3)	(0.7)
Impairment	-	(394.7)	-	-	(394.7)

Operating income (loss)	(22.6)	(411.7)	(19.0)	(41.7)	(437.4)

Adjusted EBITDA	17.0	(373.0)	20.6	37.6	(361.5)

Non-recurring items
Impairment	-	394.7	-	-	394.7

Recurring Adjusted EBITDA	17.0	21.6	20.6	37.6	33.2

Depreciation and amortization	39.7	38.6	39.6	79.3	75.9

Ratios¹

Gross margin (%)	29.8%	29.8%	29.2%	29.5%	28.8%
Operating margin (%)	(3.9%)	(76.0%)	(3.6%)	(3.8%)	(41.3%)
Adjusted EBITDA margin (%)	3.0%	(68.8%)	3.9%	3.4%	(34.1%)
Recurring Adjusted EBITDA margin (%)	3.0%	4.0%	3.9%	3.4%	3.1%

Number of stores	399	400	399	399	400

Number of employees	5,608	6,025	5,740	5,608	6,025

1 Calculated based on gross revenues

107

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

August 3, 2022, at 2:30 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1 below, other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Marcelo Pereira Malta de Araújo, Leonardo Remião Linden and Tabajara Bertelli Costa; and the President of the Fiscal Council, Mr. Flávio Cesar Maia Luz.

Matters discussed and resolutions:

  After having analyzed and discussed the performance of the Company in the second quarter of the current fiscal year, the respective financial statements were approved.

  The members of the Board of Directors of the Company confirmed the issuance of 21,472 (twenty-one thousand, four hundred and seventy-two) common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to the partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved on the Extraordinary General Shareholders’ Meeting held on January 31, 2014. The management of the Company shall provide the necessary subscription bulletins for signing and formalization of the new shares’ subscription by the referred subscription warrants holders. The common shares will have the same rights assigned to the other shares previously issued by the Company. The Company’s capital stock will therefore be represented by 1,115,173,080 (one billion, one hundred and fifteen million, one hundred and seventy-three thousand and eighty) common shares, all of them nominative with no par value. The adaptation of Article 5 of the Company’s Bylaws to reflect the new number of shares in which the capital stock of the Company is divided shall be subject to a resolution of the Extraordinary General Shareholders’ Meeting, to be called in due course.

  Finally, considering the resignation of Mr. Marcelo Trindade from the position of Chairman of the Conduct Committee effective as of August 18, 2022, the Board members approved the election of Mr. Luiz Antônio de Sampaio Campos to occupy said position from that date. The Board members expressed their gratitude and recognition to Mr. Trindade for his dedication over the years.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all Directors present. Signatures: Pedro Wongtschowski – Chairman; Frederico Fleury Curado – Vice-Chairman; Ana Paula Vitali Janes Vescovi; Flávia Buarque de Almeida; Jorge Marques de Toledo Camargo; José Galló; José Luiz Alquéres; José Mauricio Pereira Coelho; Otávio Lopes Castello Branco Neto, in the capacity of Board members; and André Brickmann Areno, in the capacity of secretary of the Board of Directors.

I declare that this is a faithful copy of the minutes drawn up in the proper book.

André Brickmann Areno

Secretary of the Board of Directors

108

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2022 and Report on Review of Interim Financial Information, 2Q22 Earnings Release and Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 3, 2022)